UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 2 TO

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Interstate Data USA, Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	61-1348524
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1900 West Loop South, #1850
Houston, Texas 77027
(Address of Principal Executive Offices) (Zip Code)

Telephone: 606.324.0048
(Registrant’s telephone number, including area code)

Copies to:

Rebecca G. DiStefano, Esq.
Greenberg Traurig, P.A.
5100 Town Center Circle
Suite 400
Boca Raton, Florida 33486
Telephone: 561.955.7654
Fax: 561.367.6254

  Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
None.	None.

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001
(Title of Class)

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EXPLANATORY NOTE

Interstate Data USA, Inc. is filing this Amendment No. 2 to the Registration Statement on Form 10 (“Registration Statement”) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) on a voluntary basis to provide current public information to the investment community. In this Registration Statement, “the Company,” “we,” “us,” and “our” refer to Interstate Data USA, Inc.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this Registration Statement that do not relate to present or historical conditions are called “forward-looking statements.” Such forward-looking statements involve known and unknown risks and uncertainties and other factors that could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. Forward-looking statements may include, without limitation, statements relating to our plans, strategies, objectives, expectations and intentions and are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (“PSLRA”), at such time as the Company becomes subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and at that time becomes eligible to rely on the PSLRA safe harbor provisions.  Words such as “believes,” “forecasts,” “intends,” “possible,” “estimates,” “anticipates,” and “plans” and similar expressions are intended to identify forward-looking statements. Our ability to predict projected results or the effect of events on our operating results is inherently uncertain. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Important factors that could cause actual performance or results to differ materially from those expressed in or implied by, forward-looking statements include, but are not limited to: (i) industry competition, conditions, performance and consolidation, (ii) legislative and/or regulatory developments, (iii) exposure to obsolescence due to the rapid technological changes occurring in the Internet industry, (iv) the effects of adverse general economic conditions within the United States, and (v) other factors described under “Risk Factors” below.

Forward-looking statements speak only as of the date the statements are made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

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Item 1.Description of Business

Our Company

We are an application service provider distributing our unique and customized travel content through our Web site www.TravMatix.com.

We have identified what we believe is an unsatisfied need for travel information within the rapidly growing and what we perceive to be a profitable consumer travel market. We target domestic automobile travelers who want information regarding businesses and attractions located near interstate exits. In response to this need, we have developed our travel mapping and information database through our TravMatix TM trained team of independent contractors who physically mapped and collected data on nearly every exit off the Interstate Highway System in the continental United States, including locations and detailed data for dining, lodging, and gasoline services, among other points of interest. We anticipate updating our travel information database on an annual basis by deployment of our mappers to select zones of the Interstate Highway System to refresh our mapping data. To build brand awareness and increase traffic to our Web site, we provide our Web site content to travelers free of charge. We expect to derive our revenues primarily from advertising sales and database licensing.

History of the Business

We were originally incorporated as a Kentucky corporation under the name Internet64.net, Inc. in May 1999 and later changed our name to Interstate4U.com, Inc. in June 1999. During May 2001, we changed our name again to Interstate Data, Inc. In May 2001, the Kentucky corporation merged with and into a business combination related company organized for the purpose of relocating the Company’s domicile to the state of Delaware, and we are now incorporated under the laws of Delaware under the name Interstate Data USA, Inc.

Our Opportunity

According to the Travel Industry Association of America’s (TIA) most current issue of “Traveler’s Use of the Internet” (“TIA 2005 Edition”):

•	there are 151.8 million adult travelers; and

•	among this group, 101.3 million (or 67%) are also Internet users.

Domestic travel, defined as a person traveling 50 miles (one way) or more away from home or staying overnight, continues to be core leisure and business activities in the United States by keeping pace with population growth of 7%, from 1993 to 2004. During these trips, the majority of travelers (76%) are spending one or more nights away from home.

Additionally, TIA reports that over 101.3 million travelers actively use the Internet to plan their travel activities. According to Forbes.com, 85 million+ unique visitors search for driving directions each month. Furthermore, TIA also reports that utilizing the Internet for driving directions is the #1 activity for online travelers. Additionally, recent news articles report online map site activity has increased 20% from 2005 to 2006, and there are over 217 million cellular subscribers in the United States.

According to Horizon Research, Inc., a research firm we engaged to canvass travelers, exit information ranks #1 in consumer importance, ahead of weather and traffic, and travelers would use Internet travel sites more if they had personalized exit information. Additionally, exit information is important to all Internet travel users, regardless of the travel site most frequently used.

The TravMatix™ Solution

We believe that there are millions of highway travelers who drive unsuspectingly by their favorite restaurant or hotel. The traveler and the business do not connect because we believe that until now there has not been an integrated Web site that identifies areas of interest at each interstate highway exit.

The majority of online travel mapping application service providers furnish “basic” driving directions without supplying highway exit content relating to travel accommodations necessary for trip planning. Most focus on providing “local” find-it and driving directions. We believe that this gap in unique travel information represents a significant opportunity for our business that combines the depth of our travel accommodation research with the immediacy and interactivity of the Web.

Personalized Trip Planning

Our Web site service, www.TravMatix.com, has the ability to provide consumers with personalized detailed interstate highway exit information, integrated with driving directions. Using our proprietary TravMatch technology, TravMatix TM is able to provide this detailed exit information for nearly every exit off the Interstate Highway System in the continental United States. We believe that businesses located along the highway will determine that TravMatix™ can assist these businesses in attracting these travelers to their businesses.

Our TravMatix TM customizable travel details for our trip plans include such features as:

•	Restrooms: we rate the cleanliness of restrooms at nearly all gasoline stations and restaurants at exits off the Interstate Highway System in the continental United States.

•	Hotels: pet friendly, free breakfast, exercise room, indoor pool.

•	Restaurants: kids playland, salad bar, RV parking, and buffet.

•	Gas stations: pay at the pump, convenience store, ATM, and diesel.

•	Rest areas: attendant on duty, baby-changing station, and picnic tables.

Currently the TravMatix site is generating the following traffic profile according to Google Analytics and Hitwise, an Experian company. Prior to September 2007, TravMatix™ spent its efforts adjusting and refining its operations and consumer Web site. Since September 2007, TravMatix™ has used both Search Engine Optimization (SEO) and cost per click (CPC) efforts to generate Web site traffic.

▪	90%+ new visitors per month.

▪	3.3 + pages viewed per visitors.

▪	99.9% USA visitors.

▪	54% female/46% male visitors.

The TravMatix.com Web site continues to hold the attention of its visitors at a competitive rate (8:29 minutes) similar to and often better than key competitors.

Upstream traffic sources for TravMatix.com as declared by Hitwise are sites including but not limited to:

▪	Google Maps

▪	Yahoo Maps

▪	Yellow Pages

▪	And Yahoo Search.

Strategy

Our objective is to position TravMatix TM as the leader in travel planning for the domestic automobile traveler. Using our intellectual property, including our pending patent and our proprietary interstate data, we believe we are well positioned to grow our business. Elements of our strategy include:

Providing superior travel mapping and highway exit information. Because Internet companies compete to attract and retain users, we believe unique content has become increasingly valuable. We believe superior content is a principal feature that distinguishes Web sites from one another. We intend to continue to build the TravMatix TM Web site around our brand of detailed customized travel information.

Growing our TravMatix TM brand and our Internet presence through digital online and traditional media. Establishment of the TravMatix TM brand is critical to drawing more travelers to our Web site. We believe increased brand awareness will also help us attract strategic partners, advertisers and employees. We intend to focus our expenditures on digital media such as SEO and CPC efforts. These will be supported by more traditional media such as print (magazines) and broadcast (television) media.

Promoting an integrated advertising revenue approach.   The TravMatix TM Web site provides free content to its travelers. Advertising revenue will be generated via unique proprietary and standard online advertising platforms. Our unique exit advertising provides advertisers with highly targeted and efficient advertising opportunities, and our more traditional ad formats such as skyscrapers and banner ads are providing advertisers with broader reach advertising opportunities.

Creating and promoting strategic relationships. We have begun to develop and plan to continue developing partnerships and strategic relationships with other service-oriented businesses whereby we market their products and services, such as hotel, restaurant and other travel services. In exchange, we plan to seek commissions for the sales activities of travelers we refer to as our “ marketing partners. ”

Expanding our data services to include cellular and other navigational devices. We anticipate that revenue will be generated using our proprietary created platform to reach users of cellular phones and those with in-car navigation devices. Thus, we believe combined services make the TravMatix TM platform unique in the market place.

TravMatix.com

Web-hosting of our TravMatix TM site is currently provided by Broadspire, Inc., a major web hosting firm headquartered in Los Angeles, California. BroadSpire's security service includes the use of managed firewalls, intrusion detection devices, and network vulnerability scanners. BroadSpire’s security framework includes the use of: security audit, automated sensing, expert oversight, and intelligence reports.

Our Web site and user interface software is the proprietary property of TravMatix TM , but is maintained and updated by MobileGates Corporation. To date, we have paid MobileGates approximately $770,000 in fees to maintain, update, and modify our Web site.

Strategic Alliances

We are party to an affiliation agreement with IAN.COM, L.P., doing business as Hotels.com. The agreement allows us to link our TravMatix TM Web site to a Hotels.com hosted Web site created and developed in consultation with us. For all Hotels.com travel transactions booked through the Hotels.com hosted Web site and originating from our TravMatix TM Web site, Hotels.com will pay us a commission. In conjunction with our HotelMatch application, the traveler may make a hotel reservation from the TravMatix TM trip plan Web site at a specific hotel at a specific exit location, without additional Web site searches.

The initial term of the agreement commenced December 17, 2004 and automatically renewed on December 17, 2007. The term of the agreement is automatically renewed for one or more successive one year periods if neither party gives the other written notice of non-renewal at least sixty days prior to the expiration of the then current initial term or renewal term, as applicable. To date, we have not generated significant revenues under the agreement.

Revenue Sources

Proprietary Exit Ads: TravMatix TM has the unique and proprietary opportunity to offer and sell highly targeted Premium and Standard Exit Icon advertising space. These highly targeted ads provide the advertiser with what we believe to be an efficient online ad buy. These two exit ad spaces will be sold at a competitive cost per thousand (CPM) program. All such ads will be clickable, thus allowing the advertiser to direct the end user to targeted landing pages without having them leave the TravMatix Web site.

Standard Online Ads: TravMatix TM will also offer standard skyscraper and button ads to its advertisers. All such ads will be available on key locations like the homepage and map preferences. These ads will be sold on a CPM program. All such ads will be clickable, thus allowing the advertiser to direct the end user to targeted landing pages.

Revenue Sharing. Our HotelMatch feature hyperlinks from the TravMatix TM site directly to an exit specific hotel reservation page. This application is executed by our strategic partnership with Hotels.com and provides TravMatix TM with commission revenue for each reservation made through our Web site.

Contextual Lifestyle Ads. We plan to offer exit advertisements that are directly linked to an end user’s lifestyle interests. These could include special interests such as antiques and shopping in which exit ad space could be sold to a proprietor of an antique mall or clothing store.

Cellular telephone access will allow third parties to license our data and then market the system to their customers. Our Web site is currently accessible by certain models of Internet-ready cell phones.

Corporate Information

Our principal executive offices are located at 1900 West Loop South, #1850, Houston, Texas 77027 and our operations are conducted at 1544 Winchester Avenue, Suite 908, Ashland, Kentucky 41101. Our telephone number is 606-324-0048. Our Web site address is located at www.TravMatix.com. Questions related to the Company should be directed to Mr. Randall R. Carpenter, President.

Competition

Web site Competitors: An increasing number of Internet services with mapping products compete for consumers’ and advertisers’ attention and spending. We expect this competition to continue to increase. We compete for advertisers and users with many types of companies including:

•	web “portal” companies, such as MapsYahoo!, Google Maps, and MSN MapPoint,

•	other ASPs such as MapQuest, and

•	traditional map publishers such as American Automobile Association and Rand McNally.

Based on our review of the products offered by Yahoo, Google, MSN, MapQuest, AAA, and Rand McNally, we do not believe that these competitors currently offer detailed exit specific information.

Database Licensing Competitors:   We believe that there are relatively few companies providing comparable database travel information to off-line users. We believe most of our competitors are simply “compilers,” who sell only basic information (such as information that may be available in a phone book).

Our ability to compete depends on many factors, including the comprehensiveness, accuracy and trustworthiness of our mapping service and the effectiveness of our advertising sales and marketing efforts.

Other Competitors. We also compete with other online advertising services as well as traditional offline media such as television, radio and print, for a share of businesses’ total advertising budgets. Nearly all of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Our competitors may secure more favorable revenue sharing arrangements with network distributors, devote greater resources to marketing and promotional campaigns, adopt more aggressive growth strategies and devote substantially more resources to Web site and systems development than we do.

Our industry has experienced consolidation, including the acquisitions of companies offering paid-search services. Industry consolidation may result in larger, more established and well-financed competitors with a greater focus on paid-search services. If this trend continues, we may not be able to compete in the on-line travel services and mapping market and our financial results may suffer.

Additionally, larger companies such as Google and Microsoft may implement technologies into their search engines or software that make it less likely that consumers will reach, or execute searches on TravMatix.com and less likely to click-through on our advertiser network partners’ sponsored listings. If we are unable to successfully compete against current and future competitors or if our current advertising network partners choose to rely more heavily on their own distribution networks in the future, our operating results will be adversely affected.

Seasonality

We anticipate that if and when we begin to generate revenues from operations, sales will fluctuate throughout the year due to seasonality. We expect that revenues from sales and advertising will increase during the second and third quarters due to consumer planning for vacations and summer travel.

Supervision and Regulation

In addition to federal, state and local laws applicable to all corporations and employers in general, we are also subject to laws and regulations relating to truth-in-advertising, Anti-Spam and other fair trade and privacy practices. We have implemented programs and systems to promote ongoing compliance with these laws and regulations.

There are, however, comparatively few laws or regulations specifically applicable to Internet businesses. Accordingly, the application of existing laws to Internet businesses, including ours, is unclear in many instances. There remains significant legal uncertainty in a variety of areas, including, but not limited to: user privacy, the positioning of sponsored listings on search results pages, defamation, taxation, the provision of paid-search advertising to online gaming sites, the legality of sweepstakes, promotions and gaming sites generally, and the regulation of content in various jurisdictions.

Compliance with federal laws relating to the Internet and Internet businesses may impose upon us significant costs and risks, or may subject us to liability if we do not successfully comply with their requirements, whether intentionally or unintentionally. For example, the Digital Millennium Copyright Act, which is in part intended to reduce the liability of online service providers for listing or linking to third party Web sites that include materials that infringe the rights of others, was adopted by Congress in 1998. If we violate the Digital Millennium Copyright Act we could be exposed to costly and time-consuming copyright litigation.

There are a growing number of legislative proposals before Congress and various state legislatures regarding privacy issues related to the Internet generally, and some of these proposals apply specifically to paid-search businesses. We are unable to determine if and when such legislation may be adopted. If certain proposals were to be adopted, our business could be harmed by increased expenses or lost revenue opportunities, and other unforeseen ways. We anticipate that new laws and regulations affecting us will be implemented in the future. Those new laws, in addition to new applications of existing laws, could expose us to substantial liabilities and compliance costs.

Employees

As of June 23, 2008, we employed 1 full-time paid employee and 1 part-time independent contractor who are employed in our Ashland, Kentucky offices. From time to time, we train and employ on a short-term basis certain consultants who perform mapping services for the Company. None of our employees are covered by a collective bargaining agreement. We believe that we have a good relationship with our employees.

Intellectual Property

We pursue and maintain intellectual property rights in the United States and worldwide. We rely on a combination of patents, trademarks, trade secrets, know-how and nondisclosure agreements to protect our intellectual property and proprietary rights.

Patent and Proprietary Rights. During March 2007, we filed a provisional patent application with the United States Patent and Trademark Office (USPTO) to secure the unique exit specific mapping capability to TravMatix TM .

Trademarks. As of June 23, 2008, we own no United States registered trademarks, however, we intend to file trademark applications for TravMatch, HotelMatch, FuelMatch, and TravMatix TM during 2008. However, we have not conducted formal legal searches to determine the availability of these marks, and there can be no assurances that we will ultimately have any legal rights to the use of the marks.

Research and Development

Our research and development expenses for 2006 and 2007 combined were approximately $583,333.   These research and development expenses include, but were not limited to, costs for our employee and consultants who were engaged in research and development activities. These costs were capitalized on our balance sheet.

Available Information

We maintain our Web site at www.travmatix.com. The information on this Web site is not a part of this Registration Statement. Before the filing of this Registration Statement, we have not filed periodic reports with the SEC. This Registration Statement and all of our future reports required to be filed by Sections 13(a) or 15(d) of the Exchange Act will be available or accessible free of charge on our Web site located at www.travmatix.com including copies of our future Annual Reports on Form 10-K, future Quarterly Reports on Form 10-Q, future Current Reports on Form 8-K, future Proxy Statements and any amendments to those reports. These reports will be made available as soon as reasonably practicable after they are filed with or furnished to the SEC. You may also request any materials we file with the SEC from the SEC’s Public Reference Room at 100 F. Street, NE, Washington, D.C., 20549 or by calling (800) SEC-0330. In addition, our future filings with the SEC will be electronically available via the SEC’s Web site at http://www.sec.gov.

Item 1A. Risk Factors

This section sets forth the material risks faced by the Company. You should carefully consider the risks described below in conjunction with the other information in this Registration Statement and related financial statements. These risks are not the only risks we face. Our business, financial condition and results of operations could be harmed by any of the following risks or by other risks identified throughout this Registration Statement, or by other risks that have not been identified or that we may believe are immaterial or unlikely. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in, or implied by, the forward-looking statements.

Risks Related To Our Operations

We have incurred significant operating losses since our inception in 1999 that raise doubts about our ability to continue as a going concern, and if we do not achieve profitability we may be forced to cease operations.

Since our inception in 1999 we have incurred losses every quarter. We are a developmental stage company that is still in the process of developing new and unproven technologies. We have incurred significant net losses since our inception, including net losses of approximately $126,070 in 1999, $775,514 in 2000, $1,125,555 in 2001, $528,710 in 2002, $349,603 in 2003, $393,069 in 2004, $557,935 in 2005, $2,066,437 in 2006 and $875,030 in 2007. As of December 31, 2006 and December 31, 2007, we had an accumulated deficit of approximately $5,922,893 and $6,797,923, respectively. The extent of our future operating losses and the timing of our profitability are highly uncertain, and we may never generate sufficient revenues to achieve or sustain profitability. Based upon funds available to us as of December 31, 2007, our independent auditors expressed doubt about our ability to continue as a going concern if we were unable to raise additional funds. In this regard, see Note 1 in the Notes to our audited balance sheet as of December 31, 2007 and the related statements of operations and stockholders’ equity (net capital deficiency) for the two years ended December 31, 2006 and 2007. If we are unable to successfully implement our strategy or develop commercially successful products, we will not generate revenues and achieve profitability and be forced to cease operations.

Our limited operating history makes it difficult for you to evaluate our prospects.

We have a limited operating history upon which you may evaluate our business and prospects. Any potential investor in our common stock, par value $0.001 per share ( “ Common Stock ” ) must consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets. A partial list of some of the specific risks associated with our business include our:

•	ability to generate and successfully commercialize new ideas and technologies;

•	need to manage our expanding operations;

•	continuing need to acquire substantial additional capital;

•	dependence upon and need to hire key personnel; and

•	need to increase spending to establish and enhance the TravMatixTM brand on an ongoing basis.

If we fail to adequately address any of these risks, our financial and strategic positions may be materially and adversely affected and the value of our Common Stock may decline.

We are a development stage company, and we may be unable to successfully develop any products.

Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies engaged in the development and commercialization of new technologies. To address these risks, we must, among other things, respond to competitive developments, attract, retain and motivate qualified personnel, continue to develop our technology, and market and sell products in volume. We cannot assure that we will be successful in addressing any or all of these risks, that we will develop any commercially successful products, or that we will generate revenues or achieve or sustain significant profitability. The failure to address one or more of these risks and successfully implement our strategy could have a material adverse effect on our financial condition or results of operations. Our limited operating history in our new product areas make the prediction of future results of operations extremely difficult.

Our business revenue generation model could fail.

We cannot be certain that our revenue model will be successful. We will be relying on Internet advertising for the substantial portion of our revenue. The potential profitability of this business model although successful for a limited number of large companies such as AOL, Google and Yahoo may be limited for our Company and there can be no assurance that we can achieve profitable operations. Our ability to generate revenues depends, among other things, on our ability to successfully drive traffic to our Web site and exploit the Web site traffic to generate revenue through the sales of contextual advertising (e.g., banner advertisements, hyperlinks), map listings, and revenue sharing (e.g., hotel reservations). We may need to diversify our sources of revenue to generate significant revenues and there can be no assurances that we will be able to achieve this diversification. Accordingly, we cannot assure you that our business model will be successful or that we can sustain revenue growth, or achieve or sustain profitability.

We operate in a very competitive environment and face increasing competition from a variety of companies with respect to products we offer.

We will compete for Internet advertising revenue with both established and emerging online and traditional providers of mapping services. Additionally, we compete with other travel related Web sites for advertising services. Some of our competitors include Web “portal” companies, such as MapsYahoo!, Google Maps, MSN MapPoint, other ASPs such as MapQuest, traditional map publishers such as AAA and Rand McNally, in addition to online travel services such as Travelocity, Expedia and Orbitz. We may be unable to compete successfully against current, emerging and future competitors or provide differentiated products and services to our traveler base. In addition, new competitors may enter this market as there are few barriers to entry. Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than us. Many competitors have complementary products or services that drive traffic to their Web sites. Increased competition could result in lower Web site traffic, advertising rate reductions, reduced margins or loss of market share, any of which would adversely affect our business. We cannot be certain that we will be able to compete successfully against current or future competitors.

Our strategy to increase traffic to our Web site by an advertising campaign may not be successful.

We do not currently have significant traffic on our Web site. Although we believe that with adequate capital resources our planned advertising campaign will promote awareness of our brand and consequently increase traffic to our Web site, we do not currently have the cash resources to fund such an advertising campaign and we will require additional financings to fund the advertising campaign. Furthermore, even if we raise the necessary capital to fund the advertising campaign, we can not provide assurances that our strategy will be successful in ultimately generating significant revenues resulting from increased Web site traffic.

We currently generate only nominal revenues and may never generate significant revenues or positive cash flow.

We currently generate only nominal revenues. We cannot predict or guarantee when we will receive positive cash flow from our operations or whether we will ever receive any significant revenues.

Our cash position is very low relative to our anticipated cash needs.

As of December 31, 2007 and as of March 31, 2008, we had cash balances of approximately $68,984 and $20,720. This is substantially less than our projected short-term and long-term cash needs (including our fixed costs and our projected future costs). We are currently receiving cash infusions to sustain our operations from a founder of the Company, Mr. Vincent O. Ebuh. Based on our current cash flow projections, our existing cash will be depleted by the third quarter of 2008, if we do not raise additional funds through financings or receive cash infusions from members of management. Our lack of cash liquidity raises substantial doubt about our ability to continue as a going concern. Our existence is dependent upon management’s ability to develop profitable operations and resolve our liquidity problems. If we are not able to continue as a going concern, we may cease to operate and our investors will lose some or all of their investment.

We require additional funds to sustain our business, which we may be unable to obtain at terms acceptable to us.

We require substantial capital to fund our business operations and we will continue to need to seek substantial amounts of capital. We have experienced significant negative cash flow from operations to date and expect to continue to experience significant negative cash flow in the future. We will require additional funds to sustain and expand operations and commence our sales and marketing activities, particularly if there is a shift in the type of technology that is developed. Adequate funds for these and other purposes on terms acceptable to us, whether through additional equity financing, debt financing or other sources, may not be available when needed on commercially reasonable terms, or at all, or may result in significant dilution to existing stockholders. Our inability to obtain sufficient funds from operations and external sources will have a material adverse effect on our business, results of operations and financial condition. If we are not able to raise additional funds, we will be forced to significantly curtail or cease our operations. Our ability to issue debt securities or to service any debt we do issue may also be limited by our inability to generate cash flow.

If we fail to establish and maintain relationships with our independent contractor mappers and other third parties who provide our mapping data, our business is likely to suffer.

We depend on our independent contractors whom we have trained to gather United States interstate exit data. Additionally, we depend on third party sources for mapping and driving direction data. We cannot assure you that we will be successful in maintaining our relationships with our current independent contractor mappers or third party sources or that we will be able to continue to obtain data from them on acceptable terms or at all. We also cannot assure you that we will be able to obtain data from alternative sources if our current sources become unavailable. In some cases, we may obtain data on less favorable terms in order to satisfy our users’ requirements. In addition, we may be unable to obtain data from additional sources that would allow us to enhance our existing coverage and expand our geographic coverage. Our inability to obtain data from our current sources or additional or alternative sources, or to use the acquired data for its intended purposes, may impair or delay the further development, updating and distribution of our database. Any impairments or delays may adversely affect our relationships with our travelers and cause us to lose revenue. Further, if we must pay more for the data than we have in the past or acquire data on unfavorable terms to satisfy traveler requirements, our business may be adversely affected.

Declines or disruptions in the travel industry, such as those caused by terrorism, war, increased gasoline prices, inclement weather, health concerns, bankruptcies and/or general economic downturns, could adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations are affected by the health of the North American travel industry. Accordingly, downturns or weaknesses in the travel industry could adversely affect our business. Travel expenditures are sensitive to business and personal discretionary spending levels and tend to decline during general economic downturns. Events or weakness in the travel industry that could negatively affect our business include fuel price escalation. Such concerns could result in a protracted decrease in demand for our services. This decrease in demand, depending on its scope and duration, could significantly and adversely affect our business, results of operations and financial condition over the short and long term.

Our ability to operate effectively could be impaired if we were to lose the services of our key personnel, or if we are unable to recruit qualified managers and key personnel in the future.

Our success depends to a significant extent on the skills and efforts of our executive management team, including, but not limited to, Mr. Vincent O. Ebuh, our co-founder and Chairman of the Board, Mr. David Carter, our co-founder, Chief Executive Officer and Director, and Mr. Randall R. Carpenter, our President and Director, and the continued contributions of the members of our Advisory Board, including Mr. Howard F. Jeter. We do not maintain “key man” life insurance on any of our employees. We have entered into an employment agreement with Mr. Carpenter which will become effective following a private or public offering of our securities which would provide sufficient funding to the Company to pay Mr. Carpenter’s salary and other compensation for the initial term of the agreement, after provision for the Company’s operational expenses . Nevertheless, an employment agreement does not assure the services of such personnel. Our success depends on our ability to attract and retain additional qualified employees and we believe that our future success will depend in part upon our ability to attract and retain additional qualified personnel. Competition for such personnel is intense and we will compete for qualified personnel with numerous other employers, some of whom have greater financial and other resources than we do. In addition, we may incur significantly increased costs in order to attract and retain skilled employees. We cannot assure that we will be able to attract and retain key personnel. The loss of one or more key personnel could have a material adverse effect on us.

There can be no assurance that we will generate significant Internet advertising revenue, upon which our success depends.

Our business plan calls for us to derive approximately 80% of our revenue through the sale of advertising space and hyperlinks on our Web site. Any factors that limit the amount advertisers are willing to spend on advertising on our Web site could have a material adverse effect on our business. These factors may include:

▪	a lack of standards for measuring Web site traffic or effectiveness of Web site advertising;

▪	a lack of established pricing models for Internet advertising;

▪	the failure of traditional media advertisers to adopt Internet advertising;

▪	the introduction of alternative advertising sources; and

▪	a lack of significant growth in Web site traffic.

We intend to invest significant resources in our branding campaign for www.TravMatix.com in order to attract visitors and in turn advertisers to our Web site. Even if we are successful in increasing the number of visitors to our Web site, we may not be able to attract a sufficient number of advertisers. Demonstrating the effectiveness of advertising on our Web site is critical to our ability to generate advertising revenue. The Internet advertising market is still relatively new and rapidly evolving, and it uses different measurements than traditional media to gauge its effectiveness. Currently, there are no widely accepted standards to measure the effectiveness of Internet advertising, and we cannot be certain that such standards will develop sufficiently to support our growth through Internet advertising. It is difficult to predict the demand for and market acceptance of our Internet advertising services. The placement of advertisements on our Web site, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, measuring success and evaluating new advertising products and services. Such advertisers may determine that advertising on our Web site is less effective for promoting their products and services than traditional advertising media. Further, new technologies may be developed that can block us from displaying Internet advertisements on our Web site. The market for Internet advertising may not continue to grow or become sustainable. If the market for Internet advertising fails to continue to develop or develops more slowly than we expect, our business and results of operations will be adversely affected.

Our ability to compete successfully and achieve future revenue depends on our ability to protect our proprietary technology.

There can be no assurance that any patents will be issued as a result of our provisional application or that any issued patent will provide any competitive advantage to us or will not be successfully challenged, invalidated or circumvented in the future. In addition, we cannot assure that competitors, many of which have substantial resources and have made significant investments in competing technologies, will not seek to apply for, and obtain, patents that will prevent, limit or interfere with our ability to make, use or sell our potential products either in the United States or in international markets.

Patent applications in the United States are, in most cases, maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made.

In addition to patents, we rely on trade secrets and proprietary know-how, which we hope to protect in the future, in part, through confidentiality and proprietary information agreements. However, to date only Mr. Randall R. Carpenter has entered into a confidentiality agreement with us. There can be no assurance that such confidentiality or proprietary information agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets will not otherwise become known to or be independently developed by competitors.

Errors or defects in the database information we deliver to our customers may adversely affect our reputation, which could result in customer loss, decreased revenue, unexpected expenses and loss of market share.

The use of our travel data in route guidance products and other navigation products and applications involves an inherent risk of associated adverse publicity. Claims could be made by licensees of our database if errors or defects result in failure of their products or services, or by end-users of those products or services or others alleging loss or harm as a result of actual or perceived errors or defects in our map database. Our potential exposure may increase as products and services incorporating our map database begin to be used more widely and as the information included in earlier versions of our map database becomes dated or obsolete. In addition, adverse publicity may reduce our travelers’ and advertisers’ willingness to utilize our products and services, which would adversely affect our revenue.

We may not be able to update our database information in a correct and timely manner.

The United States Interstate Highway System is extensive with a substantial number of exits, facilities, and services that we have attempted to include in our database. Our database may not be up-to-date because each day new exits, facilities, and services are created, changed, or closed. In addition, we may be unable to update and correct the information in our database in a timely manner. We cannot accurately predict the scope and impact of such errors, and it is likely that this scope and impact will itself be variable over time. We anticipate that the potential inaccuracies of our database could lead to dissatisfaction with our product offerings. Depending on its severity, this dissatisfaction could substantially reduce the number of travelers using our products, which would lead to a substantial reduction in our advertising revenues. This could have a significant negative effect on our financial condition, results of operations and our potential for the successful implementation of our business model.

Our TravMatix TM Web site technology may not be compatible with rapidly evolving communications technology.

Our success depends in part on our ability to develop and integrate our Web site technology to become compatible with new models of cellular phones enabled to receive our database information. By way of example, our Web site technology is not currently compatible with all makes and models of cellular phones and not all of our travelers are able to access our database information utilizing their cell phones. While we anticipate that our Web site technology will be compatible with most standard handsets by the latter part of 2008, we understand that cellular phone technology is rapidly changing and if we are unable to successfully integrate new models of cellular telephones that are compatible with our Web site technology in a timely manner our business could be harmed.

The market for products and services incorporating the TravMatix TM database is evolving and its rate of growth is uncertain.

Our success depends upon the availability and functionality of our services incorporating the TravMatix TM database. Continued growth in the adoption of route guidance products and in the consumer mobile device industry (in products such as mobile phones, PDAs and personal navigation devices or PNDs), other geographic-related products and services incorporating the TravMatix TM database, may be critical to our future growth. If we do not successfully develop and market new products and services incorporating the TravMatix TM database, or our existing services do not meet consumer expectations in terms of functionality and quality, our revenue and operating results will be adversely affected. Even if our existing TravMatix products and services gain market acceptance, we may not be able to attract the advertising needed and license the database at prices that will enable us to maintain profitable operations.

Our product offering is not diversified and if we attempt to diversify, we may not be successful.

Our interstate map database is our principal product. Consequently, if the market for our database service declines or does not grow as we anticipate, our business will be harmed. In addition, any attempt by us to diversify our product and service offerings may not be successful and may cause us to divert resources and management attention away from our core business.

If we are unable to timely include appropriate travel related content in our product and service offerings or do not effectively determine what types of content to include and the related prioritization of developing such product and service offerings, our customers may purchase and seek out map data and related content elsewhere, which would adversely affect our revenue.

System interruption and the lack of integration and redundancy in our information systems may affect our businesses.

We may experience system interruptions that make some or all systems unavailable or prevent us from efficiently providing services to travelers. We rely on third-party service providers, including Broadspire, Inc. and its affiliates to facilitate and provide hosting for our Web site services. Any interruptions, outages or delays in our systems or third party providers’ systems, or deterioration in their performance, could impair the quality of service that we can offer to our travelers. We do not have backup systems for certain critical aspects of our operations, many other systems are not fully redundant and our disaster recovery planning may not be sufficient. Fire, flood, power loss, telecommunications failure, break-ins, earthquakes, acts of war or terrorism, acts of God, computer viruses, physical or electronic break-ins and similar events or disruptions may damage or interrupt computer or communications systems at any time. Any of these events could cause system interruption, delays and loss of critical data, and could prevent us from providing services to our travelers for a significant period of time. In addition, we do not currently carry commercial business insurance to compensate for losses from a major interruption, and remediation may be costly and have a material adverse effect on our operating results and financial condition.

We rely on the Internet infrastructure which may be unable to support increased levels of demand.

The Internet infrastructure may not expand fast enough to meet the increased levels of demand. Activities that diminish the quality of the experience for Internet users, such as spyware, spoof e-mails, viruses and spam directed at Internet users, as well as viruses and “denial of service” attacks directed at Internet companies and service providers, may discourage people from using the Internet. If traveler use diminishes or grows at a slower rate, then our business and results of operations could be adversely affected.

Any future litigation over intellectual property rights would likely involve significant expense on our part and distract our management.

Our ability to compete successfully and achieve future revenue will depend, in part, on our ability to operate without infringing upon the rights of others and our ability to enforce our own intellectual property rights. Litigation or claims could result in substantial costs, and diversion of resources and could have a material adverse effect on our business, financial condition, and results of operations.

Although there are no pending lawsuits against us regarding our technology or notices that we are infringing upon intellectual property rights of others, we cannot assure that litigation or infringement claims will not occur in the future.

With the exception of an agreement with Mr. Randall R. Carpenter, we have not entered into confidentiality and non-disclosure agreements with our key employees nor limited access to and distribution of our proprietary information. Our failure or inability to protect our proprietary technology could have a material adverse effect on our business, financial condition and results of operations. Companies with significantly greater resources than us may compete with our technology platform.

We face significant competition from traditional media companies which could adversely affect our future operating results.

We compete with traditional media companies for advertising. Most advertisers currently spend only a small portion of their advertising budgets on Internet advertising. If we fail to persuade advertisers to spend a portion of their budget on advertising with us, we may be unable to grow our revenues and our future results could be adversely affected.

Decreases or delays in advertising spending by our advertisers due to general economic conditions could harm our ability to generate advertising revenue.

Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns. Since we will derive the majority of our revenues from advertising, any decreases in or delays in advertising spending due to general economic conditions could restrict the growth of our revenues.

Future government regulation of the Internet is uncertain and subject to change.

As the Internet continues to evolve, increasing regulation by federal or state agencies or foreign governments may occur. Such regulation is likely in the areas of user privacy, pricing, content and quality of products and services. Additionally, taxation of Internet use or electronic commerce transactions may be imposed. Any regulation imposing fees for Internet use or electronic commerce transactions could result in a decline in the use of the Internet and the viability of Internet commerce, which could have a material adverse effect on our business.

More individuals are utilizing non-PC devices to access the Internet, and versions of our service developed or optimized for these devices may not gain widespread adoption by users, manufacturers or distributors of such devices.

The number of individuals who access the Internet through devices other than a personal computer, such as personal digital assistants and mobile telephones, has increased dramatically. Our services were originally designed for rich, graphic environments such as those available on desktop and laptop computers. The lower resolution, functionality and memory associated with alternative devices currently available may make the use of our services through such devices difficult, and the versions of our service developed for these devices may not be compelling to our travelers. As we have limited experience to date in operating versions of our service developed or optimized for users of alternative devices, and as new devices and new platforms are continually being released, it is difficult to predict the problems we may encounter in doing so, and we may need to devote significant resources to the creation, support and maintenance of such versions. If we are unable to attract and retain a substantial number of alternative device users to our online services, we may fail to capture a sufficient share of an increasingly important portion of the market for online services and may fail to attract both advertisers and travelers.

Control by our principal stockholders could limit the ability of our other stockholders to influence corporate matters .

At June 23, 2008, approximately 80.64% of our outstanding Common Stock was beneficially owned by our officers and directors, including Mr. Vincent O. Ebuh, our Chairman of the Board of Directors and our largest stockholder, who beneficially owns approximately 32.39% of our outstanding Common Stock, and including currently exercisable options to purchase shares of our Common Stock owned by Messrs. Randall R. Carpenter, Duane James and Lyle Hawkins. As a result, our officers and directors will be able to control all matters requiring stockholder approval including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. For example, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our Common Stock to decline or prevent our stockholders from realizing a premium over the market price for their shares of our Common Stock.

We may be subject to fraudulent activities on our Web site in the course of business which may lead to significant losses and regulatory scrutiny.

We anticipate that we will receive in the future, communications from customers due to purported fraudulent activities on our Web site. Negative publicity generated as a result of fraudulent conduct by third parties could damage our reputation and diminish the value of our brand name. Fraudulent activities on our Web site could also subject us to losses and could lead to scrutiny from lawmakers and regulators regarding the operation of our Web site.

Potential liability for information displayed on our Web site may require us to defend against legal claims, which may cause significant operational expenditures.

We may be subject to claims for fraud, copyright or trademark infringement or to claims based on other theories relating to the information on our Web site. These types of claims have been brought, sometimes successfully, against on line services in the past. We could also be subject to claims based on the content that is accessible from our Web site through links to other Web sites. We do not currently have business insurance coverage to protect us against these claims.

An investment in the Common Stock has severely limited liquidity because our securities are restricted.

Our shares of Common Stock issued and outstanding are restricted securities under United States federal and applicable state securities laws and, as such, may not be transferred, sold or otherwise disposed of in the United States, except as permitted under United States federal and state securities laws, pursuant to registration or an applicable exemption from registration. Prospective investors should be prepared to hold such securities for an indefinite period. In the event that we register a portion of our Common Stock under the Securities Act, you may not be able to include any securities you own in such initial registration. We may never register our shares of Common Stock. Accordingly, an investor may be unable to liquidate an investment in our securities and should be prepared to bear the economic risk of an investment in our securities for an indefinite period of time and should be able to withstand a total loss of his investment.

There is no public or other trading market for the Common Stock, and we can provide no assurances that a market will ever develop or, if developed, will be sustained in the future. If a public market does develop for the securities, factors such as ours or competitor’s announcements about performance, failure to meet securities analysts expectations, government regulatory action, and market conditions for stocks in general, and Internet stocks in particular could have a material adverse effect on the price of our Common Stock.

We do not pay cash dividends to the holders of our Common Stock, and we have no plans to pay future cash dividends.

We plan to retain earnings to finance future growth and have no current plans to pay future cash dividends to the holders of our Common Stock. Because we do not pay cash dividends, holders of our Common Stock will experience a gain on their investment in our securities only in the case of an appreciation of value of our securities. We cannot assure, nor should you expect, such an appreciation in value.

If we fail to achieve and maintain adequate internal controls, we may not be able to produce reliable financial reports in a timely manner or prevent financial fraud.

We are beginning to document and test our internal control procedures on an ongoing basis in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of internal controls over financial reporting and a report by an independent registered public accounting firm addressing such assessments if applicable. During the course of testing, we may, from time to time, identify deficiencies which we may not be able to remedy. In addition, if we fail to achieve or maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important in helping prevent financial fraud. If we cannot provide reliable financial reports on a timely basis or prevent financial fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our Common Stock could drop significantly.

There are restrictions on the transfer of shares of a significant number of shares of our Common Stock and future sales of these shares may cause the prevailing market price of our shares to decrease.

Most of our outstanding shares of Common Stock were sold pursuant to an exemption from registration under Section 4(2) and Regulation D of the Securities Act of 1933, as amended (the “Securities Act”).  Currently, there is not a public market for shares of our Common Stock and, we cannot provide assurances that a public market will develop. These shares of Common Stock are restricted securities and were a public market to develop may not be resold for a period ranging from six months to one year from the date of the acquisition, assuming that other requirements of Rule 144 of the Securities Act are met or unless sold or transferred in transactions which are exempt under applicable federal and state securities laws or pursuant to registration thereunder. The period of restriction on the sale or transfer by our affiliates may be a longer period. If the holders of currently restricted shares of our Common Stock choose to sell such shares in a public market under Rule 144 or otherwise, the prevailing market price for our Common Stock may decline.

We may need additional financing and may not be able to raise additional financing on favorable terms or at all, which could increase our costs, limit our ability to grow and dilute the ownership interests of existing stockholders.

We require substantial working capital to fund our business. We do not believe that our current working capital, including our existing cash balance, together with our minimal cash flows from operations will be adequate to support our current operating plans for the next twelve months. If we need additional financing, there are no assurances that adequate financing will be available on acceptable terms, if at all. We may in the future seek additional financing from public or private debt or equity financings to fund operations, or take advantage of opportunities or favorable market conditions. There can be no assurance such financings will be available on terms favorable to us or at all. To the extent any such financings involve the issuance of equity securities, existing stockholders could suffer dilution. If we raise additional financing through the issuance of equity, equity-related or debt securities, those securities may have rights, preferences or privileges senior to those of the rights of our Common Stock and our stockholders will experience dilution of their ownership interests. If additional financing is required but not available, we would have to implement further measures to conserve cash and reduce costs. However, there is no assurance that such measures would be successful. Our failure to raise required additional financing could adversely affect our ability to maintain, develop or enhance our services, take advantage of future opportunities, respond to competitive pressures or continue operations.

Our issuance of additional shares of Common Stock, preferred stock, options or other rights to purchase those shares would dilute the proportionate ownership and voting rights of existing shareholders.

We are authorized under our Amended and Restated Certificate of Incorporation to issue up to 80,000,000 shares of Common Stock and 20,000,000 shares of preferred stock. As of September 15, 2008, 6,366,231 shares of our Common Stock were issued and outstanding, 324,108 shares were reserved for issuance under warrants, and 1,971,657 shares of Common Stock were subject to issuance upon the exercise of outstanding options. In addition, as of that date we have issued and outstanding 281,333 shares of our Series A convertible preferred stock. Our Board of Directors may generally offer shares of our Common Stock, preferred stock, options or other rights to purchase shares based upon such factors as our Board of Directors may deem relevant at that time. It is also likely that we will commence additional offerings of our securities to raise capital to fund our growth strategy, and issue additional shares or options to directors, officers and employees in connection with their services.   If so, under circumstances the Board of Directors deems appropriate at the time, the percentage ownership and voting rights of existing stockholders will be diluted and could be diluted significantly if we issue large numbers of securities.

We may be unable to fulfill our obligations to pay dividends under our Series A convertible preferred stock which would adversely affect our financial condition.

Our cash flow from operations has been insufficient in the past to cover our operating expenses, debt service requirements and other cash commitments. Consequently, we may be unable to satisfy our obligations to pay preferred dividends to the holders of the Series A convertible preferred stock unless we raise additional funds through sales of our securities. Prospective investors should also be aware that, although the ownership of our Series A convertible preferred stock would grant a preferential right to the preferred stockholders in the event of our dissolution or liquidation, they may not be able to realize any such payments or any advantage from such preferential position because of our very limited cash position. Based on our current cash position and our projected uses of cash, this may be true even if we raise additional funds through offerings of equity and debt securities.

If our Common Stock is subject to the SEC’s penny stock rules in the future, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

  Our Common Stock is not currently traded or quoted on any exchange or interdealer electronic quotation service. If a public market for the Common Stock develops in the future, the Common Stock may be subject to special rules regulating “penny stock.” A penny stock is generally defined under the Exchange Act as any equity security other than a security that: (i) is an national market system stock listed on a “grandfathered” national securities exchange, (ii) is a national market system stock listed on a national securities exchange or an automated quotation system sponsored by a registered national securities association that satisfies certain minimum quantitative listing standards, (iii) has a market value of five dollars or more, or (iv) is a security whose issuer has met certain net tangible assets or average revenues, among other exemptions. Our Common Stock is not currently traded on a national securities exchange or quotation system sponsored by a national securities exchange and the fair market value for shares of our Common Stock is currently less than five dollars. If we have net tangible assets of $5,000,000 or less, transactions in our Common Stock may become subject to the “penny stock” rules promulgated under the Exchange Act. In accordance with these rules, broker-dealers participating in transactions in low-priced securities must first deliver a risk disclosure document that describes the risks associated with such stocks, the broker-dealer’s duties in selling the stock, the customer’s rights and remedies and certain market and other information. Furthermore, the broker-dealer must make a suitability determination approving the customer for low-priced stock transactions based on the customer’s financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent from the customer and provide monthly account statements to the customer. The effect of these restrictions will probably decrease the willingness of broker-dealers to make a market in our Common Stock, decrease liquidity of our Common Stock and increase transaction costs for sales and purchases of our Common Stock as compared to other securities. If our Common Stock becomes subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed and stockholders may find it more difficult to sell their shares of our Common Stock.

Item 2.  Financial Information

The data set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below should be read in conjunction with our financial statements and other financial information included elsewhere in this Registration Statement. On March 21, 2007, we amended our Amended and Restated Certificate of Incorporation to effectuate a 1 for 4 reverse stock split of our outstanding Common Stock which became effective on that date. The financial information included herein is reflective of the reverse stock split.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This discussion and analysis contains forward-looking statements relating to our future events or our future financial performance. These forward-looking statements involve certain risks, uncertainties and assumptions. In light of these risks and uncertainties, the forward-looking events discussed in this prospectus might not occur. Our actual financial results and performance may differ materially from those anticipated. Factors that may cause actual results or events to differ materially from those contemplated by the forward-looking statements include, among other things, the matters set forth in “Risk Factors,” “Business” and elsewhere in this Registration Statement. You are cautioned not to place undue reliance on forward-looking statements contained in the Registration Statement as they speak only as of the date of this Registration Statement. We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are an application service provider distributing our unique and customized travel content through our Web site located at  www.TravMatix.com .

We have identified what we believe is an unsatisfied need for travel information within the rapidly growing and what we perceive to be a profitable consumer travel market. We target domestic automobile travelers who want information regarding businesses and attractions located near interstate exits. We expect to derive our revenues in the future primarily from advertising sales by our delivery of relevant, cost-effective online advertising for primarily travel and tourism related businesses which intend to promote their products and services with targeted advertising. We anticipate that in connection with an affiliation or advertising agreement with us, our advertisers will pay us a fee each time an advertiser’s impression or icon is generated and displayed in a trip plan generated on our Web site (Pay Per Impression or PPM). Additionally, we intend to drive a portion of our revenues from our Web site users who make hotel accommodations through our Web site hotel reservation feature, HotelMatch (Pay Per Action or PPA). When a Web site user completes a hotel reservation utilizing the HotelMatch feature on our Web site, our agreement with Ian.com, doing business as Hotels.com, provides that we will be remitted a portion of the hotel reservation fee, while a portion of the fee will be paid to Ian.com. Additionally, we hope to generate revenues from database licensing meaning that we intend to charge a fee to provide an organization’s or institution’s users with unlimited or limited access to our database travel content .

We do not currently engage in any business activities that provide significant cash flow. During the next twelve months we anticipate incurring costs and expenses related to filing of Exchange Act reports and costs related to the management of a newly public company. Management will fund the costs and expenses to be incurred as a result of such activities through loans or further investment in us by debt and equity financing  by private accredited investors. We intend to pursue a private equity or debt offering of securities to provide additional funding to support these reporting company expenses during the third and fourth quarters of 2008. Based on our history as a developmental stage company, it is difficult to predict our future results of operations. Our operations may never generate significant revenues or any revenues whatsoever, and we may never achieve profitable operations.

For the years ended December 31, 2006 and December 31, 2007, and the three months ended March 31, 2007 and March 31, 2008, we incurred operating losses in the amounts of $2,066,437, $875,030, $158,455 and $796,614 respectively. As of December 31, 2006, December 31, 2007, and March 31, 2008 we had an accumulated deficit of approximately $5,922,893, $6,797,923 and $7,594,537 respectively. These losses, among other things, have had and will continue to have an adverse effect on our working capital, total assets and stockholders’ (deficit) equity.

Our Business Strategy

Our objective is to position TravMatix TM as the leader in travel planning for the domestic automobile traveler. Using our intellectual property, including our pending patent and our proprietary interstate data, we believe we are well positioned to grow our business. Elements of our strategy include:

•	Providing what we believe is superior travel mapping and interstate highway exit information;

•	Growing our TravMatix TM brand and our Internet presence through an advertising and public relations campaign;

•	Promoting an integrated advertising approach;

•	Creating and promoting strategic relationships; and

•	Expanding our data services to include cellular and other navigational devices.

In order to attract and promote relationships with advertisers and affiliates, the Company believes it needs to increase its Web site user base and traffic through an expanded marketing and advertising campaign to consist of the following four components:

•	Cost per click (CPC) advertising (payments to search engines and other Internet publishers for one click on the Company’s ad that brings one visitor to the Company’s Web site);

•	On-line advertising (advertisements on established Web sites such as CNN.com and Weather Channel.com);

•	Television advertising; and

•	Print advertising (magazines and newspapers).

Currently, the Company is engaged in only CPC advertising, and because of budgetary constraints has not engaged in on-line, television or print advertising to date. Following the Company’s private placement funding during 2007, the Company increased its spending for CPC marketing and advertising and increased its users on a daily basis from an average of 74 users to an average of 5,500 users. During the second half of 2008, the Company intends to increase spending for Web site marketing and advertising campaign to drive additional users to the Web site, assuming it is able to successfully complete an equity or debt financing during the third or fourth quarter of 2008.

Satisfaction of our cash obligations for the next 12 months

We will incur significant additional costs as an Exchange Act reporting company and related advertising costs required to brand the TravMatix TM name, attract travelers to our Web site, and build relationships and strategic partnerships with sponsors and advertisers.  We believe that we will need approximately $2,000,000 in additional funding to continue operations and execute our proposed expanded marketing and advertising campaign for the next 12 months. Our cash obligations are anticipated to increase over the next 12 months for costs related to our reporting company obligations by approximately $300,000 to $400,000. The cash will   be utilized to fund specifically (i) our operating expenses ; (ii) our continued Web site improvement; (iii) payment of professional fees, including independent certified public auditing services and legal fees ; (iv) our marketing and advertising campaign; and (v) our dividend payments to our Series A preferred stockholders. The Company intends to seek the necessary funding to continue operations for the next 12 months during the third and fourth quarters of 2008 through a private offering of its equity or debt securities. It is expected that members of management and existing stockholders including Messrs. Ebuh, Carter, Lowe and Carpenter will make follow-on investments in the Company until such time as the proposed private placement is completed. In the event that the Company is unable to secure at least $2.0 million in funding during the second half of 2008, the Company may be required to consider the discontinuation of its operations and ultimately cease to exist as a going concern .

From May through September 2007, we received net proceeds of $695,824.09 from a private placement to accredited investors (the “2007 Private Placement”) of 281,833 units. Each unit was comprised of shares of our Series A convertible preferred stock and five-year warrants to purchase our Common Stock at an exercise price of $3.00 per share. We also issued unit purchase warrants to purchase an aggregate of 42,275 units to our placement agent, Newbridge Securities Corporation, under the terms of a placement agency agreement.

Additionally, during December 2007 we received proceeds of $100,000 from an accredited investor pursuant to the sale of a 12% convertible promissory note convertible into shares of our Common Stock at a fixed conversion price of $1.50. The original maturity date of the note was June 30, 2008 and the noteholder and the Company agreed to extend the maturity of the note to December 31, 2008.

We do not currently have sufficient cash flows or liquidity to sustain our operations for the next twelve months. We will need additional funding to pursue our long-term strategy of branding the TravMatix TM name and Web site service and attracting sponsorships and advertisers. While we have various alternative plans to secure such financing as described above, there can be no assurance that any such plans will be successful.

Financial Condition and Changes

Accrued Expenses and Other Liabilities

Accrued expenses at December 31, 2007 and 2006 consisted primarily of professional fees and payroll. Listed below is a summary of the transactions related to accrued expenses and other liabilities:

Accrued liabilities were $ 394,025 and $ 407,513 for the twelve months ended December 31, 2006 and December 31, 2007, respectively.

	Year ended December 31,
	2006	2007
Accrued Interest	$-0-	$500.00
Accrued Payroll	$266,667.00	$291,667.00
DEC Management fee Payable (to affiliate)	$33,000.00	$33,000.00
DEC Health Insurance Payable (to affiliate)	$90,252.00	$82,484.00
Federal Taxes Payable	$2,492.00	$0.00
Federal Unemployment	$56.00	$56.00
Local Taxes Payable	$181.00	$(194.00)
State Taxes Payable	$1,377.00	$0.00

Total	$394,025.00	$407,513.00

Accrued expenses at March 31, 2008 and 2007 consisted primarily of professional fees and payroll. Listed below is a summary of the transactions related to accrued expenses and other liabilities:

Accrued liabilities were $382,013 and $457,450 for the three months ended March 31, 2007 and March 31, 2008, respectively.

	Three Months ended March 31,
	2007	2008

Accrued Interest	$-0-	$3,492
Accrued Payroll	$266,667	$325,000
DEC Management Payable	$33,000	$33,000
DEC Health Insurance Payable	$82,484	$96,152
Payroll Taxes Payable	$56	$-0-
Local Taxes Payable	$(194)	$(194)

Total	$382,013	$457,450

Notes Payable for the Twelve Months Ended December 31, 2006 and 2007

Notes payable for the twelve months ended December 31, 2006 and December 31, 2007 are $401,376.00 and $446,700.00 , respectively. Due to the convertible nature of a $100,000 promissory note issued during December 2007, an adjustment was made in the amount of $38,024 as a discount to notes payable for the year ended December 31, 2007.

The Company has a line of credit with Town Square Bank of Ashland. This line of credit provides borrowings to the Company for a total of $100,000.00. The line of credit currently bears interest at 9.5% annum. Borrowings under the line of credit have been guaranteed by Messrs. David Carter, Bob Lowe, and Randall Carpenter. All are officers and directors of the Company. On June 28, 2006 the Company repaid a loan to Town Square Bank of $100,000.00 principal plus $1,749.22 interest with the proceeds of a new line of credit from Palmetto Heritage Bank and Trust for $101,749.22. Terms are 23 monthly interest only payments due August 2006 to June 2008 and 1 payment of principal of $101,749.22 plus last month interest. Interest on our borrowings under the current line of credit is 8.5% on a variable rate. The Company provides a covenant in the loan agreement with Palmetto Heritage Bank and Trust to provide upon request any financial statement or information that the Bank may deem necessary. The Company has not been requested to provide additional financial information in connection with the loan agreement and is currently in compliance with all terms of the loan agreement. Palmetto Heritage Bank and Trust and the Company recently agreed to extend the maturity date of the loan for a one year period to June 28, 2009.

The Company has executed notes payable to Mr. David E. Carter, our Chief Executive Officer, or corporations owned by Mr. Carter in the following aggregate amounts:

	-2006-	-2007-
David E. Carter	$15,000.00	$15,000.00
DEC, Inc.	$103,747.00	$103,747.00
Total	$118,747.00	$118,747.00

Currently these notes are not accruing interest.

The Company has executed notes payable to Mr. Randall R. Carpenter, our President, as follows:

	-2006-	-2007-
Personal Notes	$60,029.00	$42,560.00

Payments of $575.00 per month are being paid to Mr. Carpenter by the Company to repay the principal and accrued interest on a $40,000 loan to the Company in Mr. Carpenter's name.

The Company also has executed notes payable to other stockholders and directors of the Company. Notes are due to Mr. Ebuh and Mr. Lowe in the amounts of $48,506.00 and $35,138.00 respectively. Messrs. Ebuh and Lowe are the beneficial owners of Common Stock of the Company representing a 31.65% and 14.05% stake in the Company, respectively.
	-2006-	-2007-
Vincent O. Ebuh	$95,713.00	$48,506.00
Robert G. Lowe	$25,138.00	$35,138.00

Total	$120,851.00	$83,644.00

Currently these notes are not accruing interest.

Notes Payable for the Three Months Ended March 31, 2007 and 2008

Notes Payable for the three months ended March 31, 2007 and March 31, 2008 were $423,478 and $750,976, respectively.

On March 31, 2008, the Company issued a promissory note in the principal amount of $296,000 to Vincent Ebuh, a stockholder and director of the Company. The note accrues interest at a rate of 12% per annum and both the principal and interest are due and payable on March 31, 2009.

On December 13, 2007, the Company issued a convertible promissory note in the principal amount of $100,000 to Apollos Ikpobe, a stockholder of the Company. The note accrues interest at a rate of 12% per annum, payable monthly, and matured on June 30, 2008. Due to the convertible nature of this note an adjustment was made in the amount of $41,193 as a discount to notes payable. During the first quarter of 2008, Mr. Ikpobe assigned the note to Mr. Vincent O. Ebuh. On June 30, 2008, Mr. Ebuh and the Company agreed to extend the maturity of the note to December 31, 2008.

The Company has a line of credit with Town Square Bank of Ashland, KY. This line of credit is for a total of $100,000. The note currently bears interest at a rate of 9.5% per annum. This note has been guaranteed by David Carter, Bob Lowe, and Randy Carpenter, all of whom are officers and directors of the Company. On June 28, 2006, the Company repaid loans to Town Square Bank of $100,000 in principal plus $1,749 in accrued interest and obtained a new loan from Palmetto Heritage Bank and Trust in the principal amount of $101,749. Under the terms of this loan the Company is required to make 23 monthly interest payments beginning June 1, 2006 through June 1, 2008 and one (1) final payment of the principal amount of $101,749 plus the last month’s interest. Interest accrues on the loan at a variable rate of 8.5% per annum. During the three months ended March 31, 2008, the Company extended the maturity of the loan from Palmetto Heritage Bank and Trust for one additional year until June 28, 2009.

The Company owes non-interest bearing notes payable to Mr. Carter and a corporation owned by Mr. Carter, DEC, Inc. Notes due to Mr. Carter and his affiliates include:

	March, 31, 2008	March 31, 2007

David E. Carter	$15,000	$15,000
DEC, Inc.	$103,747	$103,747
Total	$118,747	$118,747

The Company owes the following notes payable to Mr. Carpenter, pursuant to which the Company is currently making monthly payments to Mr. Carpenter in the amount of $575.

	March 31, 2008	March 31, 2007

Personal Notes	$50,836	$57,156

The Company also has non-interest bearing notes payable to certain other of its stockholders and directors. Notes are due to Messrs. Ebuh and Lowe in the amounts of $ 48,507 and $ 35,138 respectively. Messrs. Ebuh and Lowe are the beneficial owners of 31.65% and 14.05%, respectively, of the Company’s outstanding Common Stock, as of March 31, 2008.

	March 31, 2008	March 31, 2007

Vincent Ebuh	$48,507	$120,688
Robert Lowe	$35,138	$25,138

Total	$83,645	$145,826

Affiliated Party Debt and Loans

To date, our operations have been funded primarily by loans from members of management as more particularly described above including Messrs. Ebuh, Carpenter, Lowe and Carter and a convertible promissory note issued by the Company for $100,000 in favor of a non-affiliated stockholder of the Company (the “Convertible Promissory Note”).

Contractual Obligations

The following table summarizes our contractual payment obligations and commitments as of December 31, 2007:

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

(a)	$100,000	$100,000	$-	$-		$-
(b)	$101,749	$-	$101,749	$-		$-
(c)	$244,951	$244,951	$-	$-		$-
Total	$446,700	$344,951	$101,749	$-	$

(a)	Represents our commitment to the Convertible Promissory Note payable to an accredited investor.

(b)	Represents our commitment to a line of credit with Palmetto Heritage Bank & Trust.

(c)	Represents our commitment to loans from our directors: Mr. Ebuh $48,506; Mr. Carter $118,747; Mr. Carpenter $42,560; Mr. Lowe $35,138.

Results of Operations

We have generated minimal revenues since inception and do not anticipate generating significant revenue during the current fiscal year ending December 31, 2008.

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

General and administrative expenses were $725,675 for the year ended December 31, 2007, as compared to $336,174 for the year ended December 31, 2006, an increase of $389,501, or 115.87%. The increase was attributable to accounting and legal expenses during 2007 related to the 2007 Private Placement.

Interest expense was $13,794 for the year ended December 31, 2007, compared to $8,986 for the year ended December 31, 2006, an increase of $4,808, or 53%. The increase was the result of a additional loans to the Company from affiliates and the commencement of dividend payments to our Series A convertible preferred stockholders, resulting in higher interest expense for the year ended December 31, 2007.

As a result of the increased expenses, we incurred a net loss of $(875,030) for the year ended December 31, 2007 compared to a net loss of $(2,066,437) for the year ended December 31, 2006.

Three Months Ended March 31, 2008 Compared to the Three Months Ended March 31, 2007

General and administrative expenses were $743,001 for the three months ended March 31, 2008, as compared to $122,654 for the three months ended March 31, 2007, an increase of $620,347 or 506%. The increase from the previous period was attributable to increased Web site development costs, marketing and advertising costs, increased interest expense on loans payable, as well as increased accounting and legal expenses during the first quarter of 2008 related to the preparation of this Registration Statement.

Interest expense was $25,466 for the three months ended March 31, 2008, compared to $2,226 for the three months ended March 31, 2007, an increase of $23,240, or 1,044%. The increase was the result of additional loans to the Company from affiliates.

Dividends paid on the Company’s Series A convertible preferred stock were $16,857 for the three months ended March 31, 2008, compared to $0.00 for the three months ended March 31, 2007. The increase was due to the issuance of the Company’s Series A convertible preferred stock in the third and fourth quarters of 2007.

As a result of the increased expenses and dividend payments during the first quarter of 2008, we incurred a net loss of $796,614 for the three months ended March 31, 2008 compared to a net loss of $158,455 for the three months ended March 31, 2007.

Liquidity and Capital Resources

At December 31, 2007 and March 31, 2008, our cash balance was $68,984 and $20,720, respectively, and we had a working accumulated deficit of $6,797,923 and $7,594,537, respectively.

To date, the Company’s operations have been funded by private placement investors, loans from affiliates of the Company, including Messrs. Ebuh, Carpenter, Lowe, Carter, the Convertible Promissory Note and the 2007 Private Placement. This funding included paying professional fees, interest on the affiliated debt as well as accruing $8,333 per month for Mr. Carpenter’s annual deferred salary of $100,000.

During 2007 we issued 281,833 Units to accredited investors through Newbridge Securities Corporation (the “Placement Agent”), a FINRA-registered broker-dealer in the 2007 Private Placement. Each Unit is comprised of one share of Series A convertible preferred stock and one warrant to purchase one share of Common Stock. We paid the Placement Agent a managing placement agent commission of 10% of the aggregate gross proceeds of the offering. In addition to this commission, we paid the Placement Agent a cash fee of 2% of the aggregate gross proceeds of the offering. As part of the Placement Agent’s compensation, the Placement Agent received three-year warrants (the “Placement Agent Warrants”) to purchase, at an exercise price of $3.00, a number of units equal to 15% of the Units sold by us in the Offering. If any Warrants are exercised, we will also pay the Placement Agent a fee equal to 8% of the Aggregate Warrant Exercise Price (defined below) paid to us by each exercising Warrant holder.

An 8% coupon is paid on the Series A convertible preferred stock in arrears on a cash basis, at a rate of 8% per annum, and prorated if redemption or conversion occurs prior to the end of any quarter. The first monthly preferred dividend was due on October 1, 2007 and is paid on a quarterly basis.

Each Warrant issued in the 2007 Private Placement permits the holder to purchase, at any time prior to the third anniversary following the date of issuance of the Warrant, one share of Common Stock at an exercise price of $4.50 per share (the “Warrant Exercise Price”). The Warrants may be called at any time by us if (a) a registration statement under the Securities Act, with respect to the shares of Common Stock issuable upon exercise of the Warrants is effective during the entire Exercise Period (as defined in the Warrant) that follows the Warrantholder’s receipt of Notice (as defined in the Warrant) regarding the call and (b) at least one of the following events occurs (each, a “Call Event”) (i) the closing or last sale price, if the Common Stock is traded on an exchange, or the average of the closing bid and ask prices, if our Common Stock is not traded on an exchange, of the Common Stock is equal to or greater than $13.50 for a period of twenty consecutive trading days or (ii) (1) any company or individual acquires direct or indirect ownership or control of any voting shares of the Company if, after such acquisition, such company or individual will directly or indirectly own or control more than 50% of our Common Stock; (2) any company or individual acquires a majority of the assets of the Company; or (3) any company merges or consolidates with us, which results in the members of our Board of Directors in office immediately prior to such transaction or event constituting less than a majority of such Board of Directors thereafter. The Warrants will expire unless exercised within 30 days following receipt of notice of our exercise of our right to call the Warrants following the occurrence of a Call Event.

For the year ended December 31, 2007, we had negative cash flows from operating activities of $(716,148) compared to negative cash flows of $(231,444) for the year ended December 31, 2006, an increase of $484,704. For the past two fiscal years ended December 31, 2006 and December 31, 2007, we have been dependent upon proceeds of loans from affiliates, private placement investors and the Series A convertible preferred stockholders to fund continuing activities. For the year ended December 31, 2007, our loans from affiliates and the Convertible Promissory Note investor increased by $45,324.

During the first quarter of 2008, the non-affiliated note investor assigned the Convertible Promissory Note to Mr. Ebuh.

We currently do not have sufficient cash reserves to meet all of our anticipated obligations for the next twelve months and there can be no assurance we will ultimately obtain the necessary financing. In addition to any third-party financing that may be obtained, we currently expect that loans from our stockholders may be a continuing source of liquidity to meet our obligations. Accordingly, we intend to seek funding through an equity or debt financing during the third and fourth quarter of 2008. We will require funding of at least $2.0 million to meet our anticipated capital requirements for the next 12 months.

Our independent auditors have issued a going concern paragraph in their opinion on the financial statements for the year ended December 31, 2007 that states there is substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent on our ability to access capital through debt and equity funding.

Critical Accounting Policies

The Company's significant accounting policies are summarized as follows:

Use of Estimates

Our management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash, accounts payable and accrued expenses, and stockholder payable approximate their fair market value based on the short-term maturity of these instruments. Statement of Financial Accounting Standards (“SFAS”) No. 107 requires disclosures about the fair value for all financial instruments, whether or not recognized, for financial statement purposes. Disclosures about fair value of financial instruments are based on pertinent information available to management as of December 31, 2007 and 2006. Accordingly, any estimates presented in our financial statements are not necessarily indicative of the amounts that could be realized on disposition of the financial instruments.

Management has estimated the fair values of cash, accounts payable, and accrued expenses to be approximately their respective carrying values reported on these statements because of their short maturities.

Our summary of significant accounting practices are described in Note 2 to our financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt. Additionally, we are not a party to any derivative contracts or synthetic leases.

Quantitative and Qualitative Disclosures About Market Risk

Not required by Regulation S-K for smaller reporting companies.

Item 3.  Properties

We currently lease office space located at 1544 Winchester Avenue, Suites 905 and 908, Ashland, Kentucky of approximately 1133 sq. ft. The lease agreement was effective September 1, 2007, for a term of six months at a monthly rate of $635. We have verbally agreed with our landlord to automatically renew the lease agreement for successive six-month terms. We believe the existing facilities are in good or excellent condition. The facility may not be adequate for our needs in the future as we anticipate an increase in our full-time employees.

Item 4. Security Ownership of Certain Beneficial Owners and Management

As of September 15, 2008, there were 6,366,231   shares of our Common Stock issued and outstanding. The following table shows, as of that date, the number of shares of Common Stock beneficially owned by:

•	each of our directors;

•	each of our current executive officers;

•	all of our directors and executive officers as a group; and

•	each person known by us to beneficially own more than 5% of any class of our outstanding voting securities.

Beneficial ownership means sole and shared voting power or investment power with respect to a security. In computing the number and percentage of shares beneficially owned by a person, shares of Common Stock subject to options and/or warrants currently exercisable, or exercisable within 60 days of September 15, 2008, are counted as outstanding, but these shares are not counted as outstanding for computing the percentage ownership of any other person.

Percentage of Outstanding Common Stock Beneficially Owned

Name and Address Stock of Beneficial Owner(1)	Number of Shares Held		Percentage Beneficially Owned Prior to Offering

Vincent O. Ebuh	2,063,181		32.39%

David E. Carter	1,005,026		15.78%

Robert G. Lowe	916,002		14.38%

Randall R. Carpenter	1,000,000	(2)	13.75%

Duane James	287,625	(3)	4.34%

Lyle Hawkins	0	(4)	*

All Officers and Directors as a Group (6 persons)	5,271,834		80.64%

*Denotes less than 1%.

(1)	The address of each beneficial owner of our Common Stock is: c/o Interstate Data USA, Inc., 1900 West Loop South, #1850, Houston, TX 77027.
(2)
Includes currently exercisable non-qualified stock options to purchase 900,000 shares of Common Stock at an exercise price of $2.00 and 100,000 shares of restricted Common Stock which vest following a public offering of the Company's Common Stock or at the discretion of the Company's Board of Directors.

(3)	Includes currently exercisable non-qualified stock options to purchase 250,000 shares of Common Stock, 62,500 of which are exercisable at $2.00 and 187,500 of which are exercisable at $3.00.
(4)	Does not include 250,000 shares of Common Stock which may be acquired by non-qualified stock options which become exercisable upon a public offering of the Company at an exercise price of $2.00.
(5)	All information referenced in the table gives effect to the Reverse Split.

Item 5. Directors, Executive Officers, Promoters and Control Persons

The following table sets forth certain information concerning our directors and executive officers.

Name	Age	Position

David E. Carter	65	Founder, Chief Executive Officer and Director
Randall R. Carpenter	47	President and Director
Vincent O. Ebuh	60	Founder and Chairman of the Board of Directors
Lyle Hawkins	48	Vice-President of Marketing
Duane James	51	Vice President of Finance
Robert G. Lowe	75	Director

Management Team

David E. Carter . Mr. Carter is our founder and has served as our Chief Executive Officer and Director since 1999. He is a successful 35 year entrepreneur who has founded more than a dozen businesses and organizations in the areas of marketing and media, including a software company which produces Logopower (a suite of software products developed by Mr. Carter), the Telly Awards (one of the premier advertising competitions in the country), and American Corporate Identity (a publishing company which distributes books on the topic of logo design globally). Mr. Carter has also served as owner of Creativity, Inc. from 2002 to present. Mr. Carter has conducted seminars globally, and published over 100 books through Hearst Books International on strategic topics including advertising, marketing, corporate identity and branding. He has been awarded one Clio and seven Emmy awards recognizing his achievements. Mr. Carter’s education includes an AB from the University of Kentucky in 1965, an MS from Ohio University School of Journalism in 1967, an MBA from Syracuse University in 1995, and an OPM from Harvard Business School in 1998.

Randall R. Carpenter . Mr. Carpenter has served as our President since 2000 and Director since 2001. Mr. Carpenter has over 20 years experience in sales and marketing with Corbin, Ltd. and Pietrafesa, Inc., each privately-held consumer goods companies. Mr. Carpenter has extensive experience in the development and implementation of new product launches, including joint ventures with Fortune 500 companies, Fortune Brands and Reebok International. Mr. Carpenter earned a BBA from the University of Kentucky in 1983.

Duane James.   Mr. James has served as our Vice President of Finance since 2005. Mr. James is a certified public accountant (CPA), and received his CPA license in Kentucky in 1989. Mr. James has owned and operated Duane James, Inc., a financial services company, for the past 22 years. He was recognized by Kentucky Society of CPA’s for passing all parts of the CPA exam on the first attempt. Mr. James served four years on the national advisory council for H&R Block, the nation’s largest tax preparation company. Mr. James was also elected and served as Vice-President for the National Franchise Owners Association from 2002 through 2004. Mr. James graduated Magna Cum Laude from Morehead State University in 1984 with a BBA degree.

Lyle Hawkins.   Mr. Hawkins has served as Vice-President of Marketing since 2005. Mr. Hawkins has 25 years of experience that includes various management positions at Robert Bosch Tool Corporation, Vermont American, The Coleman Company, Char-Broil (Division of WC Bradley), and Coats & Clark. He has led global assignments with European Divisions in the areas of Product Development, Global Market Transition, and Time-to-Market Project Management. From March 2004 to the present, Mr. Hawkins has owned Strategic Insight, LLC, a business he founded specializing in consulting services for new product launches and business development. From March 1997 to February 2004, he served in several management positions including Director of Strategic Planning and Director of Global Product Development for the Robert Bosch Tool Corporation. Mr. Hawkins earned an MBA degree from Bellarmine University in 2000, and BS degree from Florida State University in 1981. He is an adjunct faculty member with Indiana Wesleyan University and an active member in Southeast Volunteer Services Ministry.

Our Directors

Our current directors are Vincent O. Ebuh, David E. Carter, Randall R. Carpenter and Robert G. Lowe. Our directors who do not serve as executive officers of the Company are set forth below.

Vincent O. Ebuh . Mr. Ebuh has served as Chairman of our Board of Directors since 1999. He is a petroleum-engineering consultant in Nigeria. He was a founder in 1991 and since 2006, he has served as a director of a Nigerian bank, Zenith Bank PLC, which completed an initial public offering and is listed on the Nigerian Stock Exchange. Since 1983, Mr. Ebuh has served as the Chairman and Managing Director of Petrolog International, based in London, United Kingdom; Petrolog Limited, based in Lagos, Nigeria; and Petrolog de Venezuela, in Caracas, Venezuela. From 1991 to present, he has been employed as President of George Stevens Resources Global, Inc., based in Houston and Dallas, Texas. Since October 2006, Mr. Ebuh has served as the Chairman of the Ocean Engineers of Nigeria. Mr. Ebuh received a Diploma in Industrial Relations from the University of Ibadan, Nigeria in 1974, a Certificate in Business Administration from the University of Colorado in 1982, a BS from Century University in 1986, an MBA from Honors Century University in 1987, and an OPM from Harvard Business School in 1998. In addition, in 1993 Mr. Ebuh attended the Stanford University Advanced Management Program where he is a Life Alumni, and the Strategic Leadership Program at Oxford University in 2000.

Robert G. Lowe.   Mr. Lowe has served as a member of our Board of Directors since 2000. Mr. Lowe had a 42-year business career in the insurance industry, retiring as Vice President and Partner of The Putnam Agency, a regional agency that was acquired by a national banking conglomerate. Mr. Lowe is a founding Director of Palmetto Heritage Bank & Trust, a successful venture in Pawleys Island, South Carolina. Mr. Lowe received a BA degree from Marshall University in 1955, and his professional accreditations include CPCU, CIC, AAI, and SIA. Mr. Lowe has served on the board of directors of Palmetto Heritage Bank since 2005.

Board of Directors

Our Amended and Restated Certificate of Incorporation provides that our number of directors comprising the Board of Directors shall be not less than one nor more than 12, and our Amended and Restated Bylaws provide that the authorized size of our Board of Directors, currently four directors, is to be determined by resolution of the Board of Directors. Our current directors were elected in accordance with the provisions of our Amended and Restated Certificate of Incorporation and all were elected as representatives of holdings of our Common Stock.

Our Board of Directors currently consists of four unclassified members. We anticipate dividing our directors into three classes serving staggered three-year terms at our 2008 annual meeting, currently planned for the fourth quarter of 2008. Upon expiration of the term of each class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. This classification of directors could have the effect of increasing the length of time necessary to change the composition of a majority of our Board of Directors. In general, at least two annual meetings of stockholders would be necessary for stockholders to effect a change in a majority of the members of our Board of Directors.

Item 6. Executive Compensation

The following table sets forth certain information relating to the compensation paid to (i) David E. Carter, our Chief Executive Officer and director, (ii) Randall R. Carpenter, our President, director and sole full-time employee, and (iii) Duane James, our Vice President of Finance (collectively, the "named executive officers") during our fiscal years ended December 31, 2006 and December 31, 2007.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Award(S) ($)		Non-Equity Incentive Plan Compensation($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
David E. Carter, Chief Executive Officer	2006 2007		— —	— —	— —	— —		— —	— —	— —	— —

Randall R. Carpenter, President (Principal Executive Officer) (1)(2)	2006 2007	$ $	33,333 41,667	— —	— —	871,791 —	(3)	— —	— —	31,153 40,115	936,277 40,115

Duane James, Vice President of Finance (Principal Financial Officer)	2006 2007		— —	— —	— —	60,541 —	(4)	— —	— —	— —	60,541 —

(1)
To date, the Company has deferred compensation payable to Mr. Carpenter in the aggregate amount of $349,999, which is inclusive of $100,000 for the year ended December 31, 2004, $100,000 for the year ended December 31, 2005, $66,667 for the year ended December 31, 2006, $25,000 for the year ended December 31, 2007, and $58,333 for the three months ended March 31, 2008. Of the $58,333 which was recorded as deferred compensation during the March 31, 2008 interim period, $33,333 was related to deferred compensation that actually accrued, but was not recorded, during the year ended December 31, 2007.

(2)
All Other Compensation during 2007 includes payments for Mr. Carpenter’s health insurance in the aggregate amount of $33,215, plus aggregate cash payments of $6,900 to repay principal and interest on a $40,000 loan in Mr. Carpenter’s name, which loan proceeds were utilized in Company operations, and during 2006.  All Other Compensation during 2006 includes payments for Mr. Carpenter’s health insurance in the aggregate amount of $31,153.

(3)
Mr. Carpenter was granted non-qualified options to purchase 900,000 shares of Common Stock, at an exercise price of $2.00 during March 2006. The options are fully vested and expire March 24, 2016.  Represents an estimation of the fair value of vested options granted to Mr. Carpenter on March 24, 2006 in accordance with FAS 123R.

(4)
Mr. James was granted non-qualified options to purchase 62,500 shares of Common Stock, at an exercise price of $2.00 during June 2006. The options are fully vested and expire on June 23, 2016. Represents an estimation of the fair value of vested options granted to Mr. James on June 23, 2006 in accordance with FAS 123R.

Narrative Disclosure to Summary Compensation Table

We have previously entered into an employment agreement with Mr. Carpenter which the Board of Directors determined in March 2006 will become effective following a public or private offering of our securities which financing would provide sufficient funds to the Company to pay Mr. Carpenter’s salary and other compensation for the initial term of the agreement, after provision for the Company’s operational expenses. The Board has determined that, at this time, the Company has not received sufficient funds from its previous offerings of securities to authorize the commencement of the initial term of the agreement. The employment agreement has not yet been amended to clarify that the term of the agreement will not commence until the Company has received additional financing. Set forth below are the terms of the agreement to become effective upon sufficient financing to the Company.

The agreement will provide for an annual salary of $150,000 for the first year, $200,000 for the second year, and $250,000 thereafter, subject to adjustment. The agreement will provide that Mr. Carpenter’s base salary will be reviewed by the Board of Directors not less frequently than annually, and may be adjusted upward at any time in the sole discretion of the Board of Directors. Mr. Carpenter will be eligible for bonus compensation to be awarded at such times and in such amounts as determined by us in our sole discretion. The term of the agreement will commence on the Effective Date and will continue until an event of termination under the agreement, including the following (i) the disability of Mr. Carpenter, (ii) for cause (as defined in the agreement), (iii) for good reason (as defined in the agreement), (iv) upon the death of Mr. Carpenter, or (v) upon thirty days’ written notice from Mr. Carpenter.

Additionally, Mr. Carpenter will be entitled to receive benefits sponsored by the Company that are available to our other senior executives, including life and health insurance and shall be permitted to participate in such employee benefit plans that may be in effect from time to time, to the extent that he is eligible under the term of those plans. We will be responsible for payment of all premiums for Mr. Carpenter and his dependents under any group medical and dental insurance plan of the Company.

During the term of the agreement and for a period of eighteen months after the agreement’s termination, Mr. Carpenter will be subject to a confidentiality agreement and a non-competition covenant, subject to certain conditions. Pursuant to the non-competition covenant, Mr. Carpenter will agree that he will not, in North America, for himself, on behalf of, or in conjunction with any person, firm or corporation, other than the Company: (i) engage or participate in our business, (ii) enter the employ of or render any services to any person actively engaged in or directly competitive with our business, (iii) directly or indirectly participate in the ownership, management, operation, financing or control of (or be employed by or consult for or otherwise render services to) any person, corporation, firm or other entity that actively and directly competes with us in the business, (iv) directly solicit for employment any of our employees or any person who was employed by us six months prior to such solicitation.

The agreement will provide that if we terminate Mr. Carpenter’s employment without cause (as defined in the agreement) or if Mr. Carpenter terminates the agreement for good reason (as defined in the agreement), Mr. Carpenter is entitled to receive his base salary and all earned and unpaid benefits for eighteen months after the termination date and we will pay Mr. Carpenter the cash value of his accrued and unused vacation time and unreimbursed business expenses.

Until Mr. Carpenter’s agreement becomes effective, we have verbally agreed to pay Mr. Carpenter $100,000 per year in salary and premiums for health insurance. We currently owe Mr. Carpenter aggregate deferred compensation in the amount of $349,999, which is inclusive of $100,000 for the year ended December 31, 2004, $100,000 for the year ended December 31, 2005, $66,667 for the year ended December 31, 2006, $25,000 for the year ended December 31, 2007, and $58,333 for the three months ended March 31, 2008. Of the $58,333 which was recorded as deferred compensation during the March 31, 2008 interim period, $33,333 was related to deferred compensation that actually accrued, but was not recorded, during the year ended December 31, 2007. The Company’s payments for Mr. Carpenter’s health insurance aggregated $33,215 and $31,153 during 2007 and 2006, respectively.

Except as provided above, we do not currently have employment agreements or arrangements with our executive officers. The Company intends to enter into an employment agreement with its vice president of finance, Mr. Duane James, at such time in the future as it has received adequate financing. To date, Mr. James has received no compensation for his services to the Company, other than 250,000 non-qualified stock options, of which 187,500 are fully vested and currently exercisable at $3.00, and 62,500 are fully vested and currently exercisable at $2.00.

Compensation Committee Interlocks and Insider Participation

We currently do not have a compensation committee of our Board of Directors. Messrs. Carpenter and Carter, who each serve as our executive officers, participated in deliberations concerning all executive officer compensation for our management.

2008 Stock Incentive Plan

The 2008 Stock Incentive Plan (the “2008 Plan”) was approved by our Board of Directors on April 24, 2008 and by our stockholders by written consent of the holders of a majority of our outstanding Common Stock on that date. The purpose of the 2008 Plan is to provide an additional incentive in the form of stock options (both incentive and nonqualified stock options), restricted stock and restricted stock units to selected persons providing services to the Company and/or any 50% or greater owned subsidiary of the Company. Awards under the 2008 Plan may be granted singly, in combination, or in tandem. Subject to anti-dilution adjustments as provided in the 2008 Plan a total of 3,000,000 shares of common stock will be available for distribution pursuant to the 2008 Plan. Awards under the 2008 Plan may be granted to employees, directors, consultants or independent contractors. However, only employees of the Company and its subsidiaries will be eligible to receive options that are designated as incentive stock options. With respect to options granted under the 2008 Plan, the exercise price of options designated as incentive stock options must be at least 100% (110% in the case of an incentive stock option granted to a ten percent stockholder within the meaning of Section 422(b)(6) of the Internal Revenue Code of 1986) of the fair market value of the common stock subject to the award, determined as of the date of grant. The exercise price of nonqualified options will be set by the Board committee administering the 2008 plan. Restricted stock awards and awards of restricted stock units are awarded subject to the satisfaction of the terms and conditions established by the administrator. In general, awards that do not require exercise may be made in exchange for such lawful consideration, including services, as determined by the administrator.

Outstanding Equity Awards as of December 31, 2007

The following table lists the outstanding equity incentive awards held by our named executive officers as of December 31, 2007.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Un- exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Randall R. Carpenter, President	900,000	—	—	(1)	(1)	—	—	—	—

Duane James, Principal Financial Officer	62,500	—	—	(2)	(2)	—	—	—	—

(1)	Mr. Carpenter was granted non-qualified options to purchase 900,000 shares of Common Stock at an exercise price of $2.00 during March 2006. The options are fully vested and expire March 2016.

(2)	Mr. James was granted non-qualified options to purchase 62,500 shares of Common Stock at an exercise price of $2.00 during June 2006. The options are fully vested and expire on June 23, 2016.

Director Compensation

Our directors other than our named executive officers did not receive any compensation for serving on the Board of Directors during the fiscal year ended December 31, 2007.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

On December 31, 2005, we borrowed $66,286.00, $210,845.00, $88,055.00 and $25,138.00, from Randall R. Carpenter, David E. Carter, Vincent O. Ebuh and Robert G. Lowe, respectively. The terms of repayment of the loans are evidenced by promissory notes due and payable on demand. We may at any time pay the full amount of the notes without the payment of any premium or fee. All past due principal on the note bears interest at the rate of eight percent (8%) per annum. No interest is payable on the notes except in the event of default in payment of principal. The current outstanding principal balance on Mr. Carpenter’s note is $60,029.00. We have not yet repaid any principal amounts under the notes in favor of Messrs. Carter, Ebuh and Lowe to date.

During 2006, Messrs. Carter and Ebuh loaned us additional funds in the amounts of $31,153.98 and $7,657.89 , respectively. The loans were made to us on the same terms as the December 2005 promissory notes. We have not yet repaid any principal amounts under the 2006 loans from our officer or directors.

During 2007, Messrs. Lowe and Ebuh loaned us additional funds in the amounts of $48,506.00 and $35,138.00. The loans were made to us on the same terms as the December 2005 promissory notes. We have not yet repaid any principal amounts under the 2007 loans from our directors.

Mr. Carter’s loans to us described above are inclusive of a management fee in the amount of $33,000 for our use of an office facility in Kentucky owned by Mr. Carter’s affiliate company and our use of administrative services and personnel employed by Mr. Carter’s affiliate company.

We currently share office facilities in Houston with Mr. Ebuh’s affiliate company. We have not paid a fee to Mr. Ebuh or his affiliate company for rents in connection with this facility. Additionally, certain administrative and staffing services are provided to us by Mr. Ebuh’s affiliate company for which we have paid no fees to date. During 2006, we paid to Mr. Ebuh’s affiliate company $36,000 for office building renovations in Houston.

We do not currently have any formal written policies or procedures for the review, approval, or ratification of any related party transaction, although we intend to adopt a related party transaction policy during 2008. We can provide no assurances that our transactions with Mr. Carter’s and Mr. Ebuh’s affiliate companies were consummated at fair market value.

Independence of Members of the Board of Directors. Our director, Mr. Randall R. Carpenter is employed by us as President of the Company. Our founders, Mr. David E. Carter and Mr. Vincent O. Ebuh, based on their relationship with us as founders of the Company, have a material relationship with the Company which we believe may impair their independence. We do not believe these three directors are independent under any definition of independence of a national securities exchange or of quotation system which has requirements that a majority of the board of directors be independent. We have determined that Mr. Robert G. Lowe is the only member of our Board of Directors who does not have any material relationship with the Company and therefore, we have determined that Mr. Lowe is independent.  We have not previously registered shares of our Common Stock under the Securities Act or the Exchange Act. Furthermore, shares of our Common Stock are not currently listed on any national securities exchange or inter-dealer quotation system which has requirements that a majority of the board of directors be independent. We, therefore, have not in the past been governed by specific corporate governance guidelines or rules imposing independence requirements on the composition of the Board of Directors and its committees. If we initiate quotation of our securities on an interdealer electronic quotation service or a national securities exchange, we will, at that time, reevaluate our Board of Directors independence and Board committee composition in light of applicable corporate governance guidelines and rules and corporate best practices.

Expenses and Meetings

All officers and directors will be reimbursed for any expenses incurred on behalf of us. Directors, other than our officers, will be reimbursed for expenses pertaining to attendance at our Board of Directors’ meeting, including travel, lodging and meals. They may also, at such time as we have sufficient revenues from operations of our business, receive a fee for Board meetings attended, including meetings of committees of our Board.

Item 8. Legal Proceedings.

We are currently not a party to any legal proceedings. We are involved in other litigation from time to time in the ordinary course of our business. We believe the ultimate resolution of these matters will not have a material effect on our financial position or results of operations or cash flows.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

The number of record holders of our Common Stock was 177 holders as of June 23, 2008.

Our Common Stock is not publicly traded or quoted on any stock exchange or other interdealer electronic trading facility. We have no present plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in the Common Stock. We cannot assure you that a trading market for our Common Stock will ever develop. We have not registered the Common Stock for resale under the blue sky laws of any state. The holders of shares of our Common Stock, and persons who may wish to purchase shares of our Common Stock in any trading market that might develop in the future, should be aware that significant state blue sky laws and regulations may exist which could limit the ability of our stockholders to sell their shares and limit potential purchasers from acquiring our Common Stock.

As of June 23, 2008, 2,246,481 shares of our Common Stock would be eligible for resale under Rule 144 of the Securities Act we re a trading market in our Common Stock to develop, which calculation excludes shares of our Common Stock held by our executive officers and directors . In general, under certain provisions of Rule 144, a person may sell shares of Common Stock acquired from us immediately without regard to manner of sale, the availability of public information about us or volume limitations, if: the person is not our affiliate and has not been our affiliate at any time during the three months preceding the sale; and the person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates. There is currently no trading market for the Common Stock.

Except for those certain “piggyback” registration rights provided to our investors in the 2007 Private Placement, we are not obligated to register any shares of our Common Stock for public resale under the Securities Act . See Item 10 - “Recent Sales of Unregistered Securities.”

Employee Compensation Plans

The following table provides information as of December 31, 2007 with respect to employee compensation plans under which our equity securities are authorized for issuance.

Plan Category

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights Column (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights Column (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) Column (c)
Equity compensation plans approved by security holders(1)	—	—	—
Equity compensation plans not approved by security holders
Non-qualified Option Agreements(2)	1,784,157	$.43	—
Restricted Stock Grants	—	—	—
Total

(1)
As of December 31, 2007, we did not have any equity compensation plans approved by our security holders. Our Board of Directors and stockholders approved the 2008 Stock Incentive Plan during April 2008.

(2)
We have “individual compensation arrangements,” as such term is defined in Regulation S-K, with three executive officers and two advisors to the board. As of December 31, 2007, the executive officers had 962,500 options vested out of 1,212,500 total options granted at year end 2007. The options granted to these executive officers have exercise prices ranging from $.50 to $3.00 per share.

Item 10. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this Registration Statement, we have issued the securities set forth below that were not registered under the Securities Act.

The equity transactions listed below were exempt from registration pursuant to Rule 701 and/or Section 4(2) and Rule 506 promulgated under the Securities Act. All of the transactions involved sales of shares of our Common Stock or warrants to investors meeting the SEC’s definition of “accredited investor” set forth in Rule 501 under the Securities Act. In connection with a private placement of Units during May through September of 2007 (the “2007 Private Placement”), we entered into a Placement Agency Agreement (“Placement Agreement”) with Newbridge Securities Corporation (“Newbridge” or “Placement Agent”), whereby we paid commissions to Newbridge of 10% of the aggregate gross proceeds from securities sold by Newbridge in the 2007 Private Placement and a 2% cash fee on the gross proceeds of each raise, for aggregate compensation of   $109,911.88 .

The securities are “restricted securities” within the meaning of Rule 144(a)(3) of the Securities Act. A legend was placed on the certificates representing the securities providing that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

Date	Purchaser	Price	No. of Shares of Common Stock	Proceeds
March 2005	One accredited investor	$2.00	5,000 shares of Common Stock	$10,000

October through December 2005	An accredited investor providing consulting services to the Company	For consulting services rendered	5,000 shares of Common Stock	—

October and December 2005	A group of 2 accredited investors	$2.00	7,500 shares of Common Stock	$15,000

January 2006	A group of 7 accredited investors	$2.00	23,250 shares of Common Stock	$46,500

April through June 2006	A group of 16 accredited investors	Various sales prices ranging from $2.00 to $2.40	99,500 shares of Common Stock	$232,500

July through September 2006	A group of 22 accredited investors	Various sales prices ranging from $2.00 to $2.40	104,333 shares of Common Stock	$238,050

September 2006	An accredited investor providing consulting services to the Company	For consulting services rendered	20,175 shares of Common Stock	—

December 2006	An accredited investor providing consulting services to the Company	$2.00	2,100 shares of Common Stock	—

October through December 2006	A group of 11 accredited investors	Various sales prices ranging from $2.00 to $2.40	107,668 shares of Common Stock	$252,532

January through March 2007	A group of 6 accredited investors	Various sales prices ranging from $2.00 to $2.40	42,602 shares of Common Stock	$91,500

September 2007	Placement Agent	For placement agent services under the Placement Agreement	Unit Purchase Warrant to Purchase 42,275 Units at $3.00 each; each Unit consists of one share of the Company’s Common Stock, and one warrant to purchase one share of the Company’s Common stock at a purchase price of $4.50 per share.	—

July through September 2007	A group of 21 accredited investors under the 2007 Private Placement	$3.00 per Unit	281,833 Units; each Unit consists of one share of 8% Series A convertible preferred stock, and one warrant to purchase one share of Common Stock.	$845,499, prior to deduction for Placement Agent compensation

December 2007	One accredited investor	$100,000	12% Promissory Note convertible into Common Stock at a fixed conversion price of $1.50	$100,000

Item 11. Description of Registrant’s Securities to be Registered.

The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation, with amendments, all of which will be provided upon request.

Common Stock

Our Amended and Restated Certificate of Incorporation authorizes the issuance of 80,000,000 shares of common stock, $.001 par value per share. At September 15, 2008, we have 6,366,231 shares of Common Stock outstanding, outstanding options to purchase an aggregate of 1,971,657 shares of Common Stock, and outstanding warrants to purchase an aggregate of 324,108 shares of Common Stock.

Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors, in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares.

The Common Stock is not registered under the Securities Act or under the securities laws of any state or other jurisdiction. As a result, shares of the Common Stock cannot be transferred without our express written consent and then only pursuant to a registration statement filed under the Securities Act and, to the extent applicable, the securities laws of any state or other jurisdiction, unless in the opinion of counsel to us, such registration is not then required because of the availability of an exemption from registration.

Preferred Stock

Our Amended and Restated Certificate of Incorporation authorizes our issuance of 20,000,000 shares of preferred stock, par value $.001 per share.

8% Series A Convertible Preferred Stock

We currently have authorized 700,000 shares of our Series A convertible preferred stock (“Series A Preferred Stock”), of which 281,333 shares are currently issued and outstanding.

8% Preferred Dividends

The terms of the Series A Preferred Stock are set forth in the Certificate of Designation filed with the Secretary of State of the State of Delaware on July 24, 2007. An 8% coupon (the “Preferred Dividend”) is paid on the Preferred Stock in arrears on a cash basis, at a rate of 8% per annum, and prorated if redemption or conversion occurs prior to the end of any quarter. The first monthly Preferred Dividend payment was due on October 1, 2007 and is paid on a quarterly basis.

Mandatory Conversion

Each share of the Series A Preferred Stock is mandatorily convertible into our Common Stock, at the rate of 1.0 share of Common Stock (subject to adjustment) for each share of Series A Preferred Stock on the earlier of (x) October 1, 2009 or (y) ninety (90) days following the closing date of an initial public offering of our Common Stock which yields gross proceeds to us (before any expenses) of not less than $5.0 million.

Liquidation Preference

The holders of the Series A Preferred Stock are entitled to a liquidation preference such that in the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or otherwise, after payment or provision for payment of the debts and other liabilities of the Company, the holders are entitled to receive, before the holders of any of the Common Stock or other classes of Preferred Stock of the Company ranking junior thereto, out of the remaining net assets of the Company, the purchase price for the Series A Preferred Stock, plus any accrued and unpaid Preferred Dividends.

Redemption Rights of the Company

The Series A Preferred Stock is redeemable, in whole or in part, at the option of the Company by resolution of our Board of Directors, from time to time and at any time. The redemption price shall equal $3.00 per share of each share of Series A Preferred Stock so redeemed plus any accrued and unpaid Preferred Dividend, plus the pro rata value of any stock dividend accrued and unpaid on the Series A Preferred Stock so redeemed up to the date fixed for redemption.

Voting

Except as otherwise required by law, the holders of the Series A Preferred Stock are not entitled to vote at any meeting of the Company’s stockholders for the election of directors or for any other purpose or otherwise to participate in any action taken by the Company or its stockholders.

Ranking

As long as any shares of the Series A Preferred Stock remain outstanding, the Company is not permitted to create, authorize or issue any other class or series of capital stock of the Company, the terms of which provide that such class or series shall rank senior to the Series A Preferred Stock in respect to payments of dividends, rights upon dissolution, liquidation or winding up of the Company; provided, however, the Company may at any time create, authorize or issue, without the consent of any of the holders of the Series A Preferred Stock, other classes or series of capital stock which rank junior to the Series A Preferred Stock in respect to dissolution, liquidation or winding up of the Company.

Warrants

Each of the Units sold in the Company’s 2007 Private Placement includes a Warrant to purchase, at any time prior to the third anniversary of the date of issuance of the Warrant, one share of Common Stock at an exercise price of $4.50 per share (the “Warrant Exercise Price”). In order to exercise the Warrants, the holder must deliver to the Company a check or wire transfer in an amount equal to the product of the Warrant Exercise Price multiplied by the number of Warrants being exercised. The Warrants may be called at any time by us if (a) a registration statement under the Securities Act with respect to the shares of Common Stock issuable upon exercise of the Warrants is effective during the entire Exercise Period (as defined below) that follows the Warrantholder’s receipt of Notice (as defined in the Warrant) regarding the call and (b) at least one of the following events occur (each, a “Call Event”) (i) the closing or last sale price, if the Common Stock is traded on an exchange (as defined below), or the average of the closing bid and ask prices, if the Common Stock is not traded on an exchange, of the Common Stock is equal to or greater than $13.50 for a period of twenty consecutive trading days or (ii) (1) any company or individual acquires direct or indirect ownership or control of any voting shares of the Company if, after such acquisition, such company or individual directly or indirectly owns or controls more than 50% of our Common Stock; (2) any company or individual acquires a majority of the assets of the Company; or (3) any company merges or consolidates with us, which results in the members of our Board of Directors in office immediately prior to such transaction or event constituting less than a majority of such Board of Directors thereafter. “Exchange” means any organization, association, or group of persons, whether incorporated or unincorporated, which constitutes, maintains, or provides a market place or facilities for bringing together purchasers and sellers of securities or for otherwise performing with respect to securities the functions commonly performed by a stock exchange as that term is generally understood, and includes the market place and the market facilities maintained by such exchange.

If, at any time after a Call Event occurs, we elect to exercise our right to call the Warrants, we will provide notice of such exercise to the holders of the Warrants. Each holder of Warrants will have thirty days following receipt of such notice (“Exercise Period”) within which to exercise the Warrants, in whole or in part. If the Warrants are not exercised on or before the expiration of the Exercise Period, then the Warrants will expire.

The Warrants contain customary anti-dilution provisions for stock splits, stock dividends, and reclassifications of our Common Stock providing that the warrant price in effect immediately prior to such action shall be adjusted so that the holder thereafter exercised is entitled to receive the number of shares of Common Stock which it would have owned or been entitled to receive immediately following the happening of the event.

The Warrant provides that if we consolidate or merge with or into another corporation (where the Company is not the surviving corporation or where there is a change in or distribution with respect to our Common Stock), or sell, transfer or otherwise dispose of its property, assets or business to another corporation and, pursuant to the terms of such reorganization, reclassification, merger, consolidation or disposition of assets, shares of common stock of the successor or acquiring corporation, or any cash, shares of stock or other securities or property of any nature whatsoever (excluding cash but including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation ("Other Property"), are to be received by or distributed to the holders of our Common Stock, then the holder has the right thereafter to receive the number of shares of common stock of the successor or acquiring corporation, or of the Company if it is the surviving corporation, and Other Property receivable upon or as a result of such reorganization, reclassification, merger, consolidation or disposition of assets by a holder of Common Stock equal to the number of shares of Common Stock for which the Warrant is exercisable immediately prior to such event.

Within five days of each Warrant exercise, we are required to remit to the Placement Agent a fee equal to 8% multiplied by the aggregate Warrant Exercise Price paid to us by each exercising Warrant holder.

The Placement Agent participating in the Company’s 2007 Private Placement received as compensation for placement agency services 42,275 three-year unit purchase warrants, with an exercise price of $3.00 each. Each unit purchasable under the warrant consists of one share of the Company’s Common Stock, and one warrant to purchase one share of the Company’s Common stock at a purchase price of $4.50 per share.

Transfer Agent

Our corporate counsel currently serves as registrar for our Common Stock. During 2008, we intend to engage a transfer agent for our Common Stock.

Registration Rights

Each purchaser of Units in the 2007 Private Placement and our Placement Agent received so-called “piggyback” registration rights with respect to the shares of Common Stock included in the Units and issuable upon exercise of the Warrants, meaning that if we propose to register our Common Stock under the Securities Act we will give each purchaser of Units written notice of such proposal and, upon a purchaser’s written request within thirty days after the date of such notice, and subject to certain conditions and limitations, we will include in such registration such number of shares of Common Stock that have been requested to be included in such registration. We generally must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with the exercise of these piggyback registration rights.

In accordance with the registration rights agreement, if requested by an underwriter in connection with an underwritten offering of our Common Stock or other securities, each purchaser will be required to agree in a lock-up agreement not to sell or otherwise transfer or dispose of any of our registrable shares or other securities held by the purchaser for a specified period of time before or after the effective date of a registration statement. Such lock-up agreement is required to be in writing in a form satisfactory to us and any such underwriter.

Item 12. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys’ fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

Section 102 of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	payments of unlawful dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

The Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that the Company will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Company to the fullest extent of the provisions of the relevant section of the Certificate of Incorporation with respect to the indemnification and advancement of expenses of directors and officers of the Company.

Item 13. Financial Statements and Supplementary Data

The financial statements required to be included in this Registration Statement appear at the end of the Registration Statement beginning on page F-1.

Item 14.  Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 15.  Financial Statements and Exhibits

(a) The financial statements required to be included in this Registration Statement appear at the end of the Registration Statement beginning on page F-1.

(b) See the Exhibit Index below.

The following exhibits are filed with this Registration Statement:

Exhibit Number	Exhibit Name*

2.1	Plan and Agreement of Merger and Reorganization of Interstate Data, Inc. into and with Interstate Data USA, Inc.
3.1	Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on October 24, 2006
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on March 21, 2007
3.3	Certificate of Designation of 8% Series A Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on July 24, 2007
3.4	Certificate of Amendment to Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on April 24, 2008
3.5	Amended and Restated By-Laws
3.6	First Amendment to Amended and Restated By-Laws
4.1	Unit Purchase Warrant issued to Newbridge Securities Corporation
4.2	Form of Common Stock Purchase Warrant issued to Series A Convertible Preferred Stock investors
10.1	Placement Agency Agreement, between Interstate Data USA, Inc. and Newbridge Securities Corporation
10.2	Amendment No. 1 to Placement Agency Agreement, between Interstate Data USA, Inc. and Newbridge Securities Corporation
10.3	Amendment No. 2 to Placement Agency Agreement, between Interstate Data USA, Inc. and Newbridge Securities Corporation
10.4	Form of Subscription Agreement for Series A Convertible Preferred Stock Offering
10.5	Form of Registration Rights Agreement for Series A Convertible Preferred Stock Offering
10.6	Form of Promissory Note executed by Interstate Data USA, Inc. in favor of officers and directors
10.7	Convertible Promissory Note executed by Interstate Data USA, Inc. in favor of Mr Apollos Ikpobe
10.8	Employment Agreement between Interstate Data USA, Inc. and Mr. Randall R. Carpenter
10.9	Form of Stock Option Agreement
10.10	2008 Stock Incentive Plan
10.11	Lease Agreement, dated August 16, 2007, by and between Interstate Data USA, Inc. and Community Trust Bank Inc. for Ashland, Kentucky office space
10.12	Lease Agreement, dated February 1, 2008, by and between Interstate Data USA, Inc. and Community Trust Bank Inc. for Ashland, Kentucky office space
10.13	Loan Agreement, dated June 28, 2006, by and between Interstate Data USA, Inc. and Palmetto Heritage Bank and Trust
10.14	Amendment to Convertible Note between Interstate Data USA, Inc. and Vincent O. Ebuh

* Except as otherwise provided, all exhibits were filed with the Securities and Exchange Commission as part of the Company’s original Form 10 filed on May 13, 2008 and are incorporated herein by reference. Exhibits 3.6, 10.13 and 10.14 were filed as part of the Company’s Amendment No. 1 to the Company’s Form 10 filed on July 3, 2008 and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSTATE DATA USA, INC.

Date: September 15, 2008	By:	/s/ Randall R. Carpenter
Randall R. Carpenter, President

INDEX TO FINANCIAL STATEMENTS

Page No.
Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets at December 31, 2007 and December 31, 2006	F-3

Statements of Operations since Inception at May 11, 1999 through December 31, 2007 and for the Years Ended December 31, 2007 and December 31, 2006	F-4

Statements of Cash Flows since Inception at May 11, 1999 through December 31, 2007 and for the Years Ended December 31, 2007 and December 31, 2006	F-5

Statements of Stockholders’ Equity (Deficit) for the Years Ended December 31, 2007 and December 31, 2006	F-6 - F-7

Notes to Financial Statements	F-8 - F-15

Balance Sheets at December 31, 2007 and March 31, 2008 (unaudited)	F- 16

Unaudited Statements of Operations since Inception at May 11, 1999 through March 31, 2008 and for the Three Month Interim Periods Ended March 31, 2008 and March 31, 2007	F-17

Unaudited Statements of Cash Flows since Inception at May 11, 1999 through March 31, 2008 and for the Three Month Interim Periods Ended March 31, 2008 and March 31, 2007	F-18

Notes to Financial Statements	F-19 - F-23

MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Interstate Data USA Inc.
(A Development Stage Company)

We have audited the accompanying restated balance sheets of Interstate Data USA Inc. (A Development Stage Company) as of December 31, 2007 and 2006, and the related restated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2007, 2006 and Inception on May 11, 1999 through December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the restated financial statements referred to above present fairly, in all material respects, the financial position of Interstate Data USA Inc. (A Development Stage Company) as of December 31, 2007 and 2006 and the results of its restated operations and its cash flows for the years ended December 31, 2007, 2006 and Inception on May 11, 1999 through December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has no established source of revenue, which raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates, Chartered

Moore & Associates Chartered
Las Vegas, Nevada
September 10, 2008

2675 S. Jones Blvd. Suite 109, Las Vegas, NV 89146 (702) 253-7499 Fax (702) 253-7501

Interstate Data USA, Inc.
(A Development Stage Company)
Balance Sheets
Restated

	For the Years Ended
	December 31,	December 31,
	2007	2006
Assets

Cash	$68,984	$204,314

Total Current Assets	68,984	204,314

Equipment & Furniture net of accumulated depreciation	35,978	427
Total Fixed Assets	35,978	427

Web Site Development net of accumulated amortization	273,333	310,000
Leasehold Improvements net of depreciation	31,650	35,250
Development Costs	274,500	-
Total Other Assets	579,483	345,250

Total Assets	$684,445	$549,991

Liabilities and Stockholders' Equity (Deficit)
Current Liabilities:
Accounts Payable	$1,811	$-
Accrued Liabilities	407,513	394,025
Notes Payable- Current-Related Parties	6,900	6,900
Notes Payable- Current	101,749	-
Convertible Notes Payable - Current	100,000	-
Discount on Convertible Note Payable	(38,024)	-
Total Current Liabilities	579,949	400,925

Long Term Liabilities:
Notes Payable - Related Parties	238,050	292,726
Notes Payable	-	101,749
Total Liabilities	817,999	795,400

Stockholders Equity
Preferred Stock: 20,000,000 shares authorized of $0.001 par value, 281,833 shares issued and outstanding	282	-
Common Stock: 20,000,000 shares authorized of $0.001 par value 6,266,231 and 6,223,629 shares issued and outstanding respectively	6,267	24,895
Additional Paid in Capital	4,704,251	3,699,021
Additional Paid in Capital Options	1,953,568	1,953,568
Deficit accumulated during the development stage	(6,797,922)	(5,922,893)

Total Stockholders’ Equity (Deficit)	(133,554)	(245,409)

Total Liabilities and Stockholders’ Equity	$684,445	$549,991

The accompanying notes are an integral part of these statements.

Interstate Data USA, Inc.
(A Development Stage Company)
Statements of Operations
Restated

				Since Inception
				May 11,1999
	For the Years Ended			through
	December 31,			December 31,
	2007	2006		2007

Revenues	$125		$-	$35,421

Expenses:

Depreciation Expense	6,916		2,946	34,051
Amortization Expense	136,667		68,735	342,874
Beneficial Interest on Preferred Stock Sales	5,897		-	5,897
General and Administrative	725,675		336,174	4,477,265
Stock Based Compensation	-		1,658,582	1,973,296

Total Expenses	875,155		2,066,437	6,833,344

Provision for Income Taxes	0		0	0

Net Loss	$(875,030)	$	(2,066,437)	$(6,797,923)

Basic Loss Per Share of Common Stock	(0.14)		$(0.34)

Weighted Average number of
Common Shares Outstanding	6,261,853		6,036,657

The accompanying notes are an integral part of these statements.

Interstate Data USA, Inc.
(A Development Stage Company)
Statement of Cash Flows
Restated

			Since Inception May 11, 1999
	For the Years Ended		through
	December 31,		December 31
	2007	2006	2007
Operating Activities
Net Loss	$(875,030)	$(2,066,437)	$(6,797,923)
Additional Paid in Capital Options	-	1,658,582	1,953,568
Depreciation	6,916	2,946	20,772
Amortization	136,667	68,735	342,874
Stock for Services	-	44,550	54,550
Increase (Decrease) in Accrued Liabilities	13,488	101,468	407,513
Increase ( Decrease) in Accounts Payable	1,811	(41,288)	1,811

Net Cash used in Operating Activities	(716,148)	(231,444)	(4,016,835)

Investing Activities
Leasehold Improvements	-	(36,000)	(36,000)
Web Site Development	(410,000)	(310,000)	(616,207)
Equipment & Furniture	(38,868)	-	(52,400)
Development Cost	35,500	-	(274,500)
Net Cash used in Investing Activities	(413,368)	(346,000)	(979,107)

Financing Activities
Additional Paid in Capital	41,193	-	41,193
Dividends Paid	(16,910)		(16,910)
Proceeds from Notes Payable	175,550	109,469	865,175
Discount on Note Payable	(38,024)		(38,024)
Payments on long-term Obligations	(130,225)	(106,319)	(418,476)
Proceeds from Sale of Common Stock	91,500	769,582	3,760,866
Proceeds from Sale of Preferred Stock	871,101		871,101
Net cash provided by financing	994,185	772,732	5,064,925

Net cash increase (decrease)	(135,331)	195,288	68,983
Cash, Beginning of Period	204,314	9,026	-
Cash, End of Period	$68,983	$204,314	$68,983

Supplemental Information:
Interest Paid	13,794	8,986	41,684
Income Taxes Paid	0	0	0

The accompanying notes are an integral part of these statements.

Interstate Data USA, Inc.
(A Development Stage Company)
Stockholders’ Equity (Deficit)
Restated

	Preferred Stock		Common Stock		Paid in	Accumulated	Total
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 1998

Issuance of shares to founders			3,736,241	3,736	92,764		96,500

Net (Loss)					-	(126,070)	(126,070)

Balance, December 31, 1999			3,736,241	3,736	92,764	(126,070)	(29,570)

Sales of Shares			763,759	764	782,736		783,500

Net (Loss)						(775,514)	(775,514)

Balance, December 31, 2000			4,500,000	4,500	875,500	(901,584)	(21,584)

Sales of Stock			1,010,700	1,011	1,476,949		1,477,960

Net (Loss)						(1,125,555)	(1,125,555)

Balance, December 31, 2001			5,510,700	5,511	2,352,449	(2,027,139)	330,821

Sale of Shares			79,365	79	122,021		122,100

Net (Loss)						(528,710)	(528,710)

Balance, December 31, 2002			5,590,065	5,590	2,474,470	(2,555,849)	(75,789)

Sales of Shares			243,665	244	368,480		368,724
Stock Issued for Services			2,250	2	3,498		3,500
Net (Loss)				-	-	(349,603)	(349,603)

Balance, December 31, 2003			5,835,980	5,836	2,846,448	(2,905,452)	(53,168)

Sale of Shares			13,125	13	22,487		22,500

Net (Loss)				-	-	(393,069)	(393,069)

Balance, December 31, 2004			5,849,105	5,849	2,868,935	(3,298,521)	(423,737)

Sale of Shares			12,500	13	24,987		25,000
Stock Issued for Services			5,000	5	9,995		10,000
Stock Options					294,986		294,986
Net (Loss)						(557,935)	(557,935)

Interstate Data USA, Inc.
(A Development Stage Company)
Stockholders’ Equity (Deficit)
Restated

	Preferred Stock		Common Stock		Paid in	Accumulated	Total
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balance, December 31, 2005			5,866,605	5,867	3,198,903	(3,856,456)	(651,686)

Sale of Stock			334,749	335	769,247		769,582
Stock Issued for Services			22,275	22	44,528		44,550
Stock Options					1,658,582		1,658,582

Net (Loss)						(2,066,437)	(2,066,437)

Balance, December 31, 2006			6,223,629	6,224	5,671,260	(5,922,893)	(245,409)

Sale of Stock			42,602	43	91,457		91,500
Sale of Preferred Stock	281,833	282			864,922		865,204
Stock Based Compensation	42,275				5,897		5,897
Additional paid in Capital					41,193		41,193
Dividends Paid					(16,909)		(16,909)

Net (Loss)						(875,030)	(875,030)

Balance, December 31, 2007	324,108	282	6,266,231	6,267	6,657,820	(6,797,923)	(133,554)

The above statement has been retroactively revised to reflect a 4 to 1 reverse stock split effective on March 21, 2007.

The accompanying notes are an integral part of these statements

Interstate Data USA, Inc.
(A Development Stage Company)
Notes to Audited Financial Statements
(December 31, 2006-2007)

Note 1. General Organization and Business

Interstate Data USA, Inc. (formerly Internet64.Net Inc.) (the “Company”) was incorporated on May 11, 1999 under the laws of the State of Kentucky.  On June 24, 1999 Internet64.Net, Inc. changed its name to Interstate4U.Com, Inc. On May 9, 2001 Interstate4U.com, Inc. changed its name to Interstate Data Inc. On May 18, 2001 Interstate Data USA, Inc. incorporated under the laws of the State of Delaware to facilitate a reincorporation of the Company from Kentucky to Delaware. On that same date Interstate Data, Inc., the Kentucky corporation, merged with and into Interstate Data USA, Inc., the Delaware Corporation. The Company has no operations and in accordance with SFAS # 7 is considered to be in the development stage.

Since its inception, the Company has been in the process of developing a Web site containing information valuable to automobile travelers which includes, among other things, businesses and attractions located near interstate exits. The Company anticipates its revenues will be derived from offline database licensing fees and online Web site advertising fees.

Note 2. Summary of Significant Accounting Practices

Accounting Basis

These financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include all highly liquid investments with maturity of three months or less.

Earnings (Loss) per Share

The basic earnings (loss) per share are calculated by dividing the Company’s net income available to common shareholders by the weighted average number of common shares outstanding during the year.

Basic Loss Per Share

For the Twelve Months Ended December 31, 2007
Loss	Shares	Per
Numerator	Denominator	Share Amount
(875,030)	6,261,853	(.014)

For the Twelve Months Ended December 31, 2006
Loss	Shares	Per
Numerator	Denominator	Share Amount
(2,066,437)	6,036,657	(.34)

Dividends

The company has not adopted any policy regarding payment of dividends on common stock. No dividends have been paid during the period shown.

Preferred Stock: An 8% Series A Convertible Stock was designated during May 2007; 281,833 Shares are currently issued and outstanding; $16,910 dividends were paid for the year 2007; dividends are to be paid quarterly commencing October 01, 2007.

Income Taxes

Since inception the Company has paid no income taxes due to continuing losses. Currently, the Company has a total of $5,776,687.00 in Net Operating Losses that are being carried forward. Corporate tax returns have been filed since 1999. A reconciliation of tax benefit amounts at the statutory federal and state income tax rates (approximately 40%), to the net loss per the financial statements is as follows:

			From May 11,
	For the	For the	1999 (inception)
	Year Ended	Year Ended	Through
	December 31, 2007	December 31, 2006	December 31, 2005
Benefit for income taxes at
statutory tax rates	$(350,012)	$(536,075)	$(1,424,588)
Valuation allowance on
deferred tax asset	350,012	536,075	1,424,588
Benefit per financial statements	-0-	-0-	-0-

A summary of deferred tax assets, according to the temporary differences which caused them are as follows:

Net operating loss carryforward	$2,473,817	$2,123,805	$1,424,588
Valuation allowance	(2,473,817)	(2,123,805)	(1,424,588)

Net deferred tax asset	$-	$-	$-

Revenue Recognition

The Company anticipates that it will generate its revenue from two primary sources: the sale of advertising on its Web site and the licensing of the Web site content. To date, the Company has generated no revenues. Advertising revenue will be recognized using the lesser of the ratio of impressions delivered over total guaranteed impressions or on a straight line basis over the term of the contract in the period the advertising is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Data licensing revenues will be recognized ratably over the term of the licensing agreement or amounts based on the number of third-party Web site subscribers that use the service each month.

Web Site and Web Site Operations and Maintenance

Costs incurred in the application and development stage have been capitalized. Costs incurred in the planning, upgrades and enhancements are generally expensed as incurred unless such upgrade or enhancement results in additional functionality. Costs of Web site maintenance, data collection, and conversion are expensed as incurred. Costs incurred for Web site hosting arrangements are expensed over the period of benefit.

During 2003 the Company developed a new Web site adding numerous enhancements and additional functionality. These enhancements and additional functionality were necessary to remain current with technology changes and the changing economy. The cost of this redesign was $206,207 which has been capitalized over three years. Implementation of the new Web site took place January 1, 2004.

During 2006 the Company further expanded its Web site development adding enhancements and functionality necessary to remain current with technology changes and the changing economy. The cost of these enhancements was $310,000 which has been capitalized over three years. Implementation of these changes took place January 1, 2007.

During 2007 the Company continued to expand its Web site development adding enhancements and functionality necessary to remain current with technology changes and the changing economy. The cost of these Web site enhancements were $274,500. Implementation of these changes took place January 1, 2008.

Depreciation and Amortization

Depreciation expenses were $ 6,916 and $ 2,946 for the years of 2007 and 2006 respectively.
Amortization expenses were $ 136,667 and $ 68,735 for the years of 2007 and 2006 respectively.

Depreciation and amortization are calculated over the estimated useful lives of the related assets using the straight-line method. Estimated useful lives assigned for the purposes are as follows:

Web Site	3 Years
Equipment	5 Years
Leasehold Improvements	10 Years

Management periodically reassesses the estimated useful lives used for depreciation and amortization purposes.

Current Liabilities:

Current Liabilities for the twelve months ended December 31, 2007 and 2006 are $ 579,949 and $ 400,925 respectively.

a.)
The Company has a line of credit with Town Square Bank of Ashland, KY. This line of credit is for a total of $100,000. The note currently bears interest at 9.5% annum. This note has been guaranteed by David Carter, Bob Lowe, and Randy Carpenter. All are officers and directors of Interstate Data USA, Inc. On June 28, 2006, the Company repaid loans to Town Square Bank of $ 100,000 principal plus $1,749 interest and incurred a new loan from Palmetto Heritage Bank for $ 101,749. Terms are 23 monthly interest only payments due 08-01-2006 to 06-01-2008 and 1 payment of principal of $101,749 plus last month interest. Interest is 8.5% on a variable rate.

b.)
On December 13, 2007 Apollos Ikpobe a Company stockholder loaned the company $100,000 at 12 % interest due monthly and the principal on June 30, 2008. Due to the convertible nature of this note an adjustment to the books was made for $41,193 as a discount to notes payable.

Notes Payable

Notes Payable for the twelve months ended December 31, 2007 and 2006 are $ 238,050 and $ 394,475, respectively.

c.)	The Company has notes payable to David Carter, its CEO or corporations owned by David Carter. Notes due to David Carter or affiliates include:

	-2007-	-2006-
David E. Carter	$15,000	$15,000
DEC, Inc	$103,747	$103,747
Total	$118,747	$118,747

These notes are non-interest bearing.

d.)	The Company has notes payable to Randy Carpenter, its President.

	-2007-	-2006-
Personal Notes	$42,560	$60,029

Payments of $ 575 per month are being paid to Randy Carpenter, President.

e.)
The Company also has notes payable to other of its Stockholders and Directors. Notes are due to Mr. Ebuh and Mr. Lowe in the amounts of $ 95,713 and $ 25,138 respectively. Mr. Ebuh and Mr. Lowe own shares representing a 35% and 15% stake in the Company respectively. These notes are non-interest bearing.

	-2007-	-2006-
Vincent Ebuh	$48,506	$95,713
Robert Lowe	$35,138	$25,138
Total	$83,644	$120,851

Note 3.	Stockholders Equity

Common Stock

In connection with the company’s change to a Delaware company in 2001 and its planned offering of additional common shares, the capital structure has been reorganized from 1,000 authorized, no par value common shares at March 31, 2001, December 31, 2000 and 1999, to 80,000,000 authorized, $ .001 par value common shares. All share and per share amounts reflected in the accompanying financial statements have been retroactively restated to reflect the newly authorized and outstanding number of shares.

On March 19, 2007 The Company authorized a 4:1 reverse stock split. Financial statements have been revised to reflect this split.

On March 19, 2007 the capital structure of the company was reorganized from 80,000,000 authorized , $ .01 par value common shares to 20,000,000 authorized, .01 par value common shares. All share and per share amounts reflected in the accompanying financial statements have been retroactively restated to reflect the newly authorized and outstanding number of shares.

On May 11, 1999 the Company issued 3,736,241 of its $.001 par value common stock for $ 96,500 cash to the founders of the Company.

During the year ended December 31, 2000, the Company issued an aggregate of 763,759 shares of common stock for cash totaling $783,500.

During the year ended December 31, 2001, the Company issued an aggregate of 1,010,700 shares of common stock for cash totaling $1,477,960.

During the year ended December 31, 2002, the Company issued an aggregate of 79,365 shares of common stock for cash totaling $122,100.

During the year ended December 31, 2003, the Company issued an aggregate of 243,665 shares of common stock for cash totaling $368,724. In addition, the Company issued 2,250 shares of common stock for services rendered, in the amount of $3,500.

During the year ended December 31, 2004, the Company issued 13,125 shares of common stock for cash totaling $22,500.

During the year ended December 31, 2005, the Company issued 12,500 shares of common stock for cash proceeds in the amount of $25,000. The Company issued an additional 5,000 shares of common stock as payment for services rendered in the amount of $10,000.

During the year ended December 31, 2006, the Company issued an aggregate of 334,749 shares of common stock for cash proceeds totaling $769,582. The Company also issued 22,275 shares of common stock for services rendered totaling $44,550.

During the year ended December 31, 2007, the Company issued an aggregate of 42,602 shares of common stock for cash totaling $91,500. In addition, the Company issued 281,833 shares of preferred stock for cash proceeds of $865,204. The Company also issued 42,275 shares of preferred stock as share-based compensation, in the amount of $5,897. The Company also paid dividends in the amount of 16,909 during the period.

Interstate Data USA, Inc. a Delaware based Corporation has authorized 20,000,000 shares of common stock. There are 6,266,231 shares are outstanding as of December 31, 2007.

The Company also has authorized 20,000,000 shares of preferred stock.

Options

For the year ended December 31, 2007 the Company did not grant any additional Options.

	Year Ended	Year Ended
	December 31, 2007	December 31, 2006

	Shares	Shares

Outstanding at beginning of year	1,784,157	196,657

Granted	-	1,587,500
Exercised	-	-
Forfeited or expired	-	-

Outstanding at end of period	1,784,157	1,784,157
Options exercisable at end of period	1,596,657	1,596,657

In accordance with FAS 123 these options were valued pursuant to the Black-Scholes Options Pricing Model, and were determined to have a cost to the company of $ 1,658,582. These options were expensed during the year in which they were granted, being the year ended December 31, 2006.

The Company has total stock options totaling 1,784,157 as of December 31, 2007. As of December 31, 2007, no options have been exercised.

Warrants

As of December 31, 2007 the company has outstanding warrants to purchase 366,383 shares of common stock.

Each warrant entitles the holder to purchase one (1) share of common stock at an exercise price of $ 4.50 per warrant or $ 4.50 per share subject to adjustment for stock splits, reverse stock splits and other events of recapitalization. The Warrants may be called at any time by the Company if (a) a registration statement under the Securities Act with respect to the shares of Common Stock issuable upon exercise of the Warrants is effective during the entire Exercise Period (as defined below) that follows the Warrantholder’s receipt of Notice regarding the call and (b) at least one of the following events occur (each, a “Call Event”) (i) the closing or last sale price, if the Common Stock is traded on an Exchange, or the average of the closing bid and ask prices, if the Common Stock is not traded on an Exchange, of the Common Stock is equal to or greater than #13.50 for a period of twenty consecutive trading days or (ii) (1) any company or individual acquires direct or indirect ownership or control of any voting shares of the Company if, after such acquisition, such company or individual directly or indirectly owns or controls more than 50% of our Common Stock: (2) any company or individual acquires a majority of the assets of the Company; or (3) any company merges or consolidates with us, which results in the members of our Board of Directors in office immediately prior to such transaction or event constituting less than a majority of such Board of Directors thereafter.

Callable by the Company

This warrant may be called at any time by the Company if (a) a registration statement under the Securities Act is effective during the entire Exercise Period which follows the Warrantholder’s receipt of the Notice with respect to the Warrant Shares and (b) at least one of the following events occur (each a “Call Event”) (i) the closing or last sale price, if the Common Stock is traded on an Exchange, or the average of the closing bid and ask prices, if the Company’s common stock is not traded on an Exchange, of the Common Stock is equal to or greater than the callable price of $13.50 for a period of twenty (20) consecutive trading days or (ii) (1) any company or individual acquires direct or indirect ownership or control of any voting shares of the Company if, after such acquisition, such company or individual will directly or indirectly own or control more than 50% of the voting shares of the Company; (2) any company or individual acquires a majority of the assets of the Company; or (3) any company merges or consolidates with the Company, which results; in the members of the Company’s Board of Directors in office immediately prior to such transaction or event constituting less than a majority of such Board of Directors thereafter.

In accordance with the agreement signed with Newbridge Securities, Newbridge has the right to purchase 42,275 warrants at $3.00 per unit. The warrant consists of 1 share of Common Stock and the Right to purchase one (1) additional share of Common Stock at $ 4.50 per share. The term of this agreement is for three (3) years dated 09-28-2007. Cost of these Warrants to the Company have been calculated at $ 5,897.

This private placement offering of Units was offered through Newbridge Securities Corporation, a FINRA registered broker-dealer as placement agent.

On July 20, 2007 182,333 Units were sold.

On July 31, 2007 64,500 Units were sold.

On August 31, 2007 30,000 Units were sold.

On September 28, 2007 5,000 Units were sold.

In accordance with the agreement signed with Newbridge Securities, Newbridge received a warrant to purchase 42,275 Units at $3.00 per Unit. The warrant consists of one (1) share of Common Stock and the Right to purchase one (1) additional share of Common Stock at $ 4.50 per share. The term of this agreement is for three (3) years dated 09-28-2007. The cost of the Placement Agent warrants to the Company has been calculated at $ 5,897.

Note 4. Related Party Transactions

The Company was provided with management consulting services by one of the stockholders during the period of June 1, 2002 to December 19, 2004 in the amount of $33,000.

The Company paid $36,000 to George Stevens Resources for remodeling of office space in Houston Texas to use as the corporate office. George Stevens Resources is owned by Vince Ebuh, a majority stockholder in the Company and its Chairman of the board of directors.

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities that become available. They may face a conflict in selecting between the Company and other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 5. Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company has no established source of revenue. This raises substantial doubt about the Company’s ability to continue as a going concern. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

The Company’s activities to date have been supported by equity financing. It has sustained losses in all previous reporting periods with an inception to date loss of $5,776,087 as of December 31, 2007. Management continues to seek funding from its stockholders and other qualified investors to pursue its business plan. In the alternative, the Company may be amenable to a sale, merger or other acquisition in the event such transaction is deemed by management to be in the best interests of the shareholders.

Note 6. Restatement

In accordance with SFAS 123(R), the Company has restated stock option expenses for the twelve months ended December 31, 2007 and December 31, 2006.

	For the year ended December 31, 2007
	As Reported	As Restated	Difference
Assets

Current Assets	$35,978	$35,978	-
Total Assets	684,445	684,445	-

Liabilities

Total Current Liabilities	478,200	478,200	-
Total Liabilities	817,999	817,999

Revenues	125	125	-

Expenses:

Operating Expenses	875,155	875,155	-

Net Loss	(875,030)	(875,030)	-

	For the Year Ended December 31, 2006
	As Reported	As Restated	Difference
Assets

Current Assets	$204,314	$204,314	-
Total Assets	549,991	549,991	-

Liabilities

Total Current Liabilities	400,925	400,925	-
Total Liabilities	795,400	795,400	-

	As Reported	As restated	Difference

Revenues	-	-	-

Total Expenses	1,340,187	2,066,437	726,250

Net Loss	(1,340,187)	(2,066,437)	(726,250)

Interstate Data USA, Inc.
(A Development Stage Company)
Balance Sheets Restated

	Unaudited
	March 31,	December 31,
	2008	2007
Assets

Cash	$20,721	$68,984

Total Current Assets	20,721	68,984

Equipment & Furniture net of accumulated depreciation	34,307	35,978
Total Fixed Assets	34,307	35,978

Web Site Development net of accumulated amortization	496,792	273,333
Leasehold Improvements net of depreciation	30,750	31,650
Development Costs	-	274,500
Total Other Assets	527,542	579,483

Total Assets	$582,570	$684,445

Liabilities and Stockholders' Equity (Deficit)
Current Liabilities:
Accounts Payable	$338,596	$1,811
Accrued Liabilities	457,450	407,513
Notes Payable- Current-Related Parties	6,900	6,900
Notes Payable- Current	296,000	101,749
Convertible Notes Payable - Current	100,000	100,000
Discount on Convertible Note Payable	(17,428)	(38,024)
Total Current Liabilities	1,184,518	$579,949

Long Term Liabilities:
Notes Payable - Related Parties	246,327	238,050
Notes Payable	101,749	-
Total Liabilities	1,529,594	817,999

Stockholders Equity
Preferred Stock: 20,000,000 shares authorized of $.001 par value
281,833 issued and outstanding	282	282
Common Stock: 20,000,000 shares authorized of $0.001 par value
6,266,231 and 6,223,629 shares issued and outstanding respectively	6,267	6,267
Additional Paid in Capital	4,687,396	4,704,251
Additional Paid in Capital Options	1,953,568	1,953,568
Deficit accumulated during the development stage	(7,594,537)	(6,797,922)

Total Stockholders' Equity ( Deficit )	(947,024)	(133,554)

Total Liabilities and Stockholders' Equity	$582,570	$684,445

Interstate Data USA, Inc.
( A Development Stage Company)
Statement of Operations Restated

	For the Three Months Ended March 31,		Since Inception May 11,1999 through March 31,

	2008	2007	2008

Revenues	$-	$15.00	$35,421

Expenses:

Depreciation Expense	2,572	1,649	36,623
Amortization Expense	51,041	34,167	393,915
Beneficial Interest on Preferred stock Sales	-		5,897
General and Administrative	743,001	122,654	7,193,523

Total Expenses	796,614	158,470	7,629,537

Provision for Income Taxes	0	0	0

Net Loss	$(796,614)	$(158,455)	$(7,594,537)

Basic Loss Per Share of	$(0.13)	$(0.025)
Common Stock

Weighted Average number of
Common Shares Outstanding	6,261,853	6,261,853

Interstate Data USA, Inc.
( A Development Stage Company)
Statement of Cash Flows Restated

	Three Months	Three Months	Since Inception
	Ended	Ended	May 11, 1999
	March 31,	March 31,	through March 31,
	2008	2007	2008
Operating Activities
Net Loss	$(796,614)	$(158,454)	$(7,594,537)

Additional Paid in Capital Share Options	-	-	1,953,568
Depreciation	2,572	1,649	23,343
Amortization	51,041	34,167	393,915
Discount on notes payable	-	-	41,193
Stock for Services	-	-	54,550
Increase (Decrease) in Accrued Liabilities	49,937	(12,012)	457,450
Increase ( Decrease) in Accounts Payable	336,786	14,756	338,596

Net cash used in Operating Activities	(356,278)	(119,895)	(4,331,922)

Investing Activities
Leasehold Improvements	-	-	(36,000)
Web Site Development	(274,500)	(410,000)	(890,707)
Equipment & Furniture	-	(9,537)	(52,400)
Development Cost	274,500	310,000	-
Net Cash used in Investing Activities	-	(109,537)	(979,107)

Financing Activities
Additional Paid in Capital	-	-	-
Dividends Paid	(16,857)	-	(33,767)
Proceeds from Notes Payable	309,000	24,975	1,316,429
Discount on Note Payable	20,596	-	(17,427)
Payments on long-term Obligations	(4,724)	(2,873)	(565,453)
Proceeds from Sale of Common Stock	-	91,500	3,760,866
Proceeds from Sale of Preferred Stock	-	-	871,101
Net cash provided by financing	308,015	113,602	5,331,749

Net cash increase (decrease)	(48,263)	(115,830)	20,720
Cash, Beginning of Period	68,983	204,314	-
Cash, End of Period	$20,720	$88,484	$20,720

Supplemental Information:
Interest Paid	25,467	2,225	67,151
Income Taxes Paid	-	-	-

The accompanying notes are an integral part of these statements.

Interstate Data USA, Inc.
(A Development Stage Company)
Notes to Unaudited Financial Statements
(March 31, 2008)

Note 1. General Organization and Business

Interstate Data USA, Inc. (formerly Internet64.Net Inc. (the “Company”) was incorporated on May 11, 1999 under the laws of the State of Kentucky. On June 24, 1999 Internet64.Net, Inc. changed its name to Interstate4U.Com, Inc. On May 9, 2001 Interstate4U.com, Inc. changed its name to Interstate Data Inc. On May 18, 2001 Interstate Data USA, Inc. incorporated under the laws of the State of Delaware to facilitate a reincorporation of the Company from Kentucky to Delaware. On that same date Interstate Data, Inc. the Kentucky corporation, merged with and into Interstate Data USA, Inc., the Delaware corporation. The Company has no operations and in accordance with SFAS # 7 is considered to be in the development stage.

Since its inception, the Company has been in the process of developing a web site containing information valuable to automobile travelers which includes, among other things, businesses and attractions located near interstate exits. The Company anticipates its revenues will be derived from offline database licensing fees and online web site advertising fees.

Note 2. Summary of Significant Accounting Practices

Accounting Basis

These financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include all highly liquid investments with maturity of three months or less.

Earnings (Loss) per Share

The basic earnings (loss) per share are calculated by dividing the Company’s net income available to common stockholders by the weighted average number of common shares outstanding during the year.

Basic Loss Per Share

For the Three Months Ended March 31, 2008
Loss	Shares	Per
Numerator	Denominator	Share Amount
(796,614)	6,261,853	(.13)

For the Three Months Ended March 31, 2007
Loss	Shares	Per
Numerator	Denominator	Share Amount
(158,455)	6,261,853	(.03)

Basic and Diluted

	Three Months Ended March, 31
	2008	2007
Basic earnings per share:

Net Income ( loss)	$(796,614)	$(158,456)

Weighted average shares outstanding, basic	6,266,231	6,261,853
Weighted average shares outstanding, diluted	8,577,771	8,577,771
Basic earnings per share	$(0.13)	$(0.03)
Diluted earnings per share	$(0.13)	$(0.03)

Dividends

The Company has not adopted any policy regarding payment of dividends on common stock. No dividends have been paid during the period shown.

Preferred Stock: an 8% Series A Convertible Stock was designated during May 2007; 281,833 shares are currently issued and outstanding; $ 16,910 dividends were paid for the year 2007; dividends are to be paid quarterly commencing October 1, 2007.

Dividends paid during the first quarter 2008 were $ 16,857.

Revenue Recognition

The Company anticipates that it will generate its revenue from two primary sources: the sale of advertising on its web site and the licensing of the web site content. To date, the Company has generated no revenues. Advertising revenue will be recognized using the lesser of the ratio of impressions delivered over total guaranteed impressions or on a straight line basis over the term of the contract in the period the advertising is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Data licensing revenues will be recognized ratably over the term of the licensing agreement or amounts based on the number of third-party web site subscribers that use the service each month.

Web Site and Web Site Operations and Maintenance

Costs incurred in the application and development stage have been capitalized. Costs incurred in planning, upgrades and enhancements are generally expensed as incurred unless such upgrade or enhancement results in additional functionality. Costs of web site maintenance, data collection, and conversion are expensed as incurred. Costs incurred for web site hosting arrangements are expensed over the period of benefit.

During 2003, the Company developed a new web site adding numerous enhancements and additional functionality. These enhancements and additional functionality were necessary to remain current with technology changes and the changing economy. The cost of this redesign was $ 206,207 which has been capitalized over three years. Implementation of the new web site took place January 1, 2004.

During 2006, the Company further expanded its web site development adding enhancements and functionality necessary to remain current with technology changes and the changing economy. The cost of these enhancements was $ 310,000 which has been capitalized over three years. Implementation of these changes took place on January 1, 2007.

During 2007 the Company continued to expand its web site development adding enhancements and functionality necessary to remain current with the technology changes and the changing economy. The cost of these website enhancements was $ 274,500. Implementation of these changes took place on January 1, 2008.

Depreciation and Amortization

Depreciation expenses were $ 2,572 and $ 1,649 for the three months ended March 31, 2008 and 2007 respectively.

Amortization expenses were $ 51,041 and $ 34,166 for the three months ended March 31, 2008 and 2007 respectively.

Depreciation and amortization are calculated over the estimated useful lives of the related assets using the straight-line method. Estimated useful lives assigned for these purposes are as follows:

Web Site	3 Years
Equipment	5 Years
Leasehold Improvements	10 Years

Management periodically reassesses the estimated useful lives used for depreciation and amortization purposes.

Current Liabilities:

Accounts Payable were $ 338,596 and $ 14,756 for the three months ended March 31, 2008 and 2007 respectively.

Accrued Liabilities were $ 457,450 and $ 382,013 for the three months ended March 31, 2008 and 2007 respectively.

Current Portion of Notes Payable for the three months ended March 31, 2008 and 2007 were $ 396,000 and $ 6,900 respectively.

a.)
On March 31, 2008, the Company issued a promissory note in the principal amount of $296,000 to Vincent Ebuh, a stockholder and director of the Company. The note accrues interest at a rate of 12% per annum and both the principal and interest are due and payable on March, 31, 2009.

b.)
On December 13, 2007, the Company issued a convertible promissory note in the principal amount of $100,000 to Apollos Ikpobe, a stockholder of the Company. The note accrues interest at a rate of 12% per annum, payable monthly, and matures on June 30, 2008. Due to the convertible nature of this note an adjustment was made in the amount of $41,193 as a discount to notes payable.

Notes Payable

Notes Payable for the three months ended March 31, 2008 and 2007 were $ 341,176 and $ 416,578 respectively.

c.)
The Company has a line of credit with Town Square Bank of Ashland, KY. This line of credit is for a total of $100,000. The note currently bears interest at a rate of 9.5% per annum. This note has been guaranteed by David Carter, Bob Lowe, and Randy Carpenter, all of whom are officers and directors of the Company. On June 28, 2006, the Company repaid loans to Town Square Bank of $ 100,000 in principal plus $1,749 in accrued interest and obtained a new loan from Palmetto Heritage Bank in the principal amount of $101,749. Under the terms of this loan the Company is required to make twenty-three (23) monthly interest payments beginning June 1, 2006 through June 1, 2008 and one (1) final payment of the principal amount of $101,749 plus the last month’s interest. Interest accrues on the loan at a variable rate of 8.5% per annum. During the three months ended March 31, 2008, the Company extended the maturity of the loan from Palmetto Heritage Bank for (1) one additional year until June 28, 2009.

d.)	The Company has non-interest bearing notes payable to David Carter, its Chief Executive Officer and a corporation owned by David Carter. Notes due to Mr. Carter and his affiliates include:

	March 31, 2008	March 31, 2007

David E. Carter	$15,000	$15,000
DEC, Inc	$103,747	$103,747
Total	$118,747	$118,747

e.)	The Company has the following notes payable to Randy Carpenter, its President, upon which the Company is currently making monthly payments to Mr. Carpenter in the amount of $575.

	March 31, 2008	March 31, 2007

Personal Notes	$50,836	$57,156

f.)
The Company also has non-interest bearing notes payable to certain other of its stockholders and directors. Notes are due to Vincent Ebuh and Robert Lowe in the amounts of $ 48,507 and $ 35,138 respectively. Mr. Ebuh and Mr. Lowe own shares representing a 31.65% and 14.05%, respectively, of the Company’s shares outstanding as of March 31, 2008..

	March 31, 2008	March 31, 2007

Vincent Ebuh	$48,507	$120,688
Robert Lowe	$35,138	$25,138
Total	$83,645	$145,826

Note 3. Stockholders Equity

Common Stock

In connection with the Company’s reincorporation in Delaware during 2001 and its offering of capital stock, the capital structure was reorganized from 1,000 authorized shares of common stock, no par value, at March 31, 2001, December 31, 2000 and December 31, 1999, to 80,000,000 authorized, shares of common stock, $.001 par value. All share and per share amounts reflected in the accompanying financial statements have been retroactively restated to reflect the newly authorized and outstanding number of shares of common stock.

On March 19, 2007 the Company’s board of directors authorized a four to one (4:1) reverse stock split. The accompanying financial statements have been revised to reflect this reverse split.

On March 21, 2007 the capital structure of the Company was restructured by charter amendment from 80,000,000 authorized shares of common stock, $.001 par value, to 20,000,000 authorized shares of common stock, $ .001 par value. All share and per share amounts reflected in the accompanying financial statements have been retroactively restated to reflect the newly authorized and outstanding number of shares of common stock.

During the three months ended March 31, 2007 the Company issued 42,602 shares of $.001 par value common stock for $ 91,500 cash.

During the three months ended March 31, 2008 the Company did not issue any common stock. As of March 31, 2008 there were 6,266,231 shares of the Company’s common stock are issued and outstanding.

Options

During the three months ended March 31, 2008 the Company granted no options.

Three Months Ended March 31, 2008

Shares

Outstanding at beginning of year	1,784,157
Granted	-
Exercised	-
Fortified or expired	-

Outstanding at end of period	1,784,157
Options exercisable at end of period	1,596,657

The Company has granted stock options totaling 1,784,157 as of March 31, 2008. As of March 31, 2008 no options have been exercised.

In accordance with FAS 123 these options were valued pursuant to the Black-Scholes Options Pricing Model, and were determined to have a cost to the company of $ 1,658,582. These options were expensed during the year in which they were granted, being the year ended December 31, 2006.

The Company also has authorized 20,000,000 shares of preferred stock, par value $.001 of which 700,000 shares have been designated as 8% Series A Convertible Preferred Stock, par value $.001 per share. As of March 31, 2008 there were 281,833 shares of Series A Convertible Preferred Stock issued and outstanding.

Warrants

As of March 31, 2008 the company has outstanding warrants to purchase 366,383 shares of common stock.

Each warrant entitles the holder to purchase one (1) share of common stock at an exercise price of $ 4.50 per warrant or $ 4.50 per share subject to adjustment for stock splits, reverse stock splits and other events of recapitalization. The Warrants may be called at any time by the Company if (a) a registration statement under the Securities Act with respect to the shares of Common Stock issuable upon exercise of the Warrants is effective during the entire Exercise Period (as defined below) that follows the Warrantholder’s receipt of Notice regarding the call and (b) at least one of the following events occur (each, a “Call Event”) (i) the closing or last sale price, if the Common Stock is traded on an Exchange, or the average of the closing bid and ask prices, if the Common Stock is not traded on an Exchange, of the Common Stock is equal to or greater than $ 13.50 for a period of twenty consecutive trading days or (ii) (1) any company or individual acquires direct or indirect ownership or control of any voting shares of the Company if, after such acquisition, such company or individual directly or indirectly owns or controls more than 50% of our Common Stock: (2) any company or individual acquires a majority of the assets of the Company; or (3) any company merges or consolidates with us, which results in the members of our Board of Directors in office immediately prior to such transaction or event constituting less than a majority of such Board of Directors thereafter.

Callable by the Company

This warrant may be called at any time by the Company if (a) a registration statement under the Securities Act is effective during the entire Exercise Period which follows the Warrantholder’s receipt of the Notice with respect to the Warrant Shares and (b) at least one of the following events occur (each a “Call Event”) (i) the closing or last sale price, if the Common Stock is traded on an Exchange, or the average of the closing bid and ask prices, if the Company’s common stock is not traded on an Exchange, of the Common Stock is equal to or greater than the callable price of $13.50 for a period of twenty (20) consecutive trading days or (ii) (1) any company or individual acquires direct or indirect ownership or control of any voting shares of the Company if, after such acquisition, such company or individual will directly or indirectly own or control more than 50% of the voting shares of the Company; (2) any company or individual acquires a majority of the assets of the Company; or (3) any company merges or consolidates with the Company, which results; in the members of the Company’s Board of Directors in office immediately prior to such transaction or event constituting less than a majority of such Board of Directors thereafter.

Note 4.  Related Party Transactions

On March 31, 2008, the Company issued a promissory note in the principal amount of $296,000 to Vincent Ebuh, a stockholder and director of the Company. The note accrues interest at a rate of 12% per annum and both the principal and interest payments are due and payable on March 31, 2009.

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities that become available. They may face a conflict in selecting between the Company and other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 5. Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company has no established source of revenue. This raises substantial doubt about the Company’s ability to continue as a going concern. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

The Company’s activities to date have been supported by equity financing. It has sustained losses in all previous reporting periods with an inception to date loss of $ 7,594,536 as of March 31, 2008. Management continues to seek funding from its stockholders and other qualified investors to pursue its business plan. In the alternative, the Company may be amenable to a sale, merger or other acquisition in the event such transaction is deemed by management to be in the best interests of the stockholders.

Note 6.  Restatement

In accordance with SFAS 123(R), the Company has restated stock option expenses for the three months ended March 31, 2008.

	For the Three Months Ended March 31, 2008
	As Reported	As Restated	Difference
Assets

Current Assets	20,713	20,720	7
Total Assets	$582,562	582,569	7

Total Current Liabilities	1,184,018	1,181,518	(2,500)

Total Liabilities	1,532,094	1,529,584	(2,500)

Total Liabilities & Stockholders Equity	582,562	582,569	7

Revenues	$-	-	-

Operating Expenses	796,694	796,694	-

Net Loss	$(796,694)	(796,694)	-

The following exhibits are filed with this Registration Statement:

Exhibit Number	Exhibit Name*

2.1	Plan and Agreement of Merger and Reorganization of Interstate Data, Inc. into and with Interstate Data USA, Inc.
3.1	Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on October 24, 2006
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on March 21, 2007
3.3	Certificate of Designation of 8% Series A Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on July 24, 2007
3.4	Certificate of Amendment to Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on April 24, 2008
3.5	Amended and Restated By-Laws
3.6	First Amendment to Amended and Restated By-Laws
4.1	Unit Purchase Warrant issued to Newbridge Securities Corporation
4.2	Form of Common Stock Purchase Warrant issued to Series A Convertible Preferred Stock investors
10.1	Placement Agency Agreement, between Interstate Data USA, Inc. and Newbridge Securities Corporation
10.2	Amendment No. 1 to Placement Agency Agreement, between Interstate Data USA, Inc. and Newbridge Securities Corporation
10.3	Amendment No. 2 to Placement Agency Agreement, between Interstate Data USA, Inc. and Newbridge Securities Corporation
10.4	Form of Subscription Agreement for Series A Convertible Preferred Stock Offering
10.5	Form of Registration Rights Agreement for Series A Convertible Preferred Stock Offering
10.6	Form of Promissory Note executed by Interstate Data USA, Inc. in favor of officers and directors
10.7	Convertible Promissory Note executed by Interstate Data USA, Inc. in favor of Mr Apollos Ikpobe
10.8	Employment Agreement between Interstate Data USA, Inc. and Mr. Randall R. Carpenter
10.9	Form of Stock Option Agreement
10.10	2008 Stock Incentive Plan
10.11	Lease Agreement, dated August 16, 2007, by and between Interstate Data USA, Inc. and Community Trust Bank Inc. for Ashland, Kentucky office space
10.12	Lease Agreement, dated February 1, 2008, by and between Interstate Data USA, Inc. and Community Trust Bank Inc. for Ashland, Kentucky office space
10.13	Loan Agreement, dated June 28, 2006, by and between Interstate Data USA, Inc. and Palmetto Heritage Bank and Trust
10.14	Amendment to Convertible Note between Interstate Data USA, Inc. and Vincent O. Ebuh

*Except as otherwise provided, all exhibits were filed with the Securities and Exchange Commission as part of the Company’s original Form 10 filed on May 13, 2008 and are incorporated herein by reference. Exhibits 3.6, 10.13 and 10.14 were filed as part of the Company’s Amendment No. 1 to the Company’s Form 10 filed on July 3, 2008 and are incorporated herein by reference.